IVR Invesco Mortgage Capital Inc.

Notice of 2019 Annual Meeting of Stockholders

Proxy Statement

Your vote is important
Please vote by using the Internet, the telephone or by signing, dating and returning a proxy card

Invesco

Q&A with Chair of Our Board



Jack Hardin has served as Chair since 2017 and as a non-executive director of our company since 2014.

How has the Company weathered recent market volatility?
During 2018, our common stock dividend remained constant despite volatile market conditions. We also issued an additional 16.1 million shares of our common stock in a public offering resulting in gross proceeds of over $250 million in February of this year.

How does the Board approach director recruitment?
The Board remains committed to ensuring that it is composed of a highly capable group of directors who are well-equipped to oversee the success of the company and effectively represent the interests of our stockholders. In 2017, we added three new members to the Board, Carolyn Handlon, Dennis Lockhart, and Colin Meadows. The addition of these directors has provided the Board with new qualifications and perspectives and has also increased our diversity. We encourage you to review the qualifications, skills and experience that we have identified as important attributes for directors of our company and how they match up to each of our directors.

Each year the Board, with the assistance of an external advisor specializing in corporate governance, conducts an evaluation of the performance of our Board and each of its committees. Directors participate in one-on-one confidential interviews with the advisor and the Board as a group receives in-person feedback from the advisor based on those interviews. This information assists the Board in assessing how it can continue to improve its performance.

What does it mean to be externally managed?
We pay a fee to our external manager to manage your company; we have no direct employees. Our manager, in turn, manages and determines compensation of its employees, including our executive officers. Our manager does, however, consult with your Board in an annual discussion of the philosophy, process, and structure of compensation. Accordingly, your board has the opportunity to understand the important elements of the compensation philosophy and structure of its executives and satisfy ourselves that they are not inconsistent with stockholder interests.

In addition, each year the Board's independent directors engage in a review of the management agreement with our manager in the context of a review of peer company management fees. The Board is focused on ensuring that the management fee remains appropriate and in-line with market practices.

How do I communicate with the Board?
As we conduct the activities of the Board, a key priority is ensuring robust engagement with you, the owners of the Company. Please continue to share your thoughts with us on any topic as we value your input, investment and support. The Board has established a process to facilitate communication by stockholders with the Board. Communications can be addressed to the Board of Directors in care of the Office of the Secretary, Invesco Mortgage Capital Inc., 1555 Peachtree Street NE, Atlanta, Georgia 30309 or by e-mail to company.secretary@invescomortgagecapital.com.

Where and when is the annual meeting?
You are cordially invited to attend the 2019 Annual Meeting of Stockholders of Invesco Mortgage Capital, which will be held on Friday, May 3, 2019, at 1:00 p.m., Eastern Time, at Invesco's Global Headquarters, located at 1555 Peachtree Street N.E., Atlanta, Georgia 30309.

Notice of 2019 Annual Meeting of Stockholders

To our Stockholders:

The 2019 Annual Meeting of Stockholders of Invesco Mortgage Capital Inc. will be held at the following location and for the following purpose:

When	Friday, May 3, 2019, at 1:00 p.m., Eastern Time
Where	1555 Peachtree Street N.E. Atlanta, Georgia 30309

Items of business		
	1	To elect seven (7) directors to the Board of Directors to hold office until the annual meeting of stockholders in 2020;
	2	To hold an advisory vote to approve the company's executive compensation;
	3	To approve the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan as Amended and Restated;
	4	To appoint PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2019; and
	5	To consider and act upon such other business as may properly come before the meeting or any adjournment thereof.

Who can vote	Only holders of record of our common stock on March 4, 2019 are entitled to notice of and to attend and vote at the Annual Meeting and any adjournment or postponement thereof.

Review your Proxy Statement and vote in one of four ways:

   

Via the Internet	**By telephone**	**By mail**	**In person**
Visit the web site listed on your Notice	Call the telephone number listed on your Notice	Sign, date and return a requested proxy card	Attend the Annual Meeting in Atlanta, Georgia

By Order of the Board of Directors,

Robert H. Rigsby, Secretary
March 15, 2019

Table of contents

Proxy Statement Summary

This summary highlights selected information in this Proxy Statement. Please review the entire Proxy Statement and the company's Annual Report on Form 10-K for the year ended December 31, 2018 before voting.

Matters for stockholder voting

At this year's Annual Meeting, we are asking our stockholders to vote on the following matters:

Proposal		Board vote recommendation
1	Election of directors	FOR
2	Advisory vote to approve the company's executive compensation	FOR
3	Approval of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan as Amended and Restated	FOR
4	Appointment of PricewaterhouseCoopers LLP for 2019	FOR

Our Directors and their qualifications

The Board believes that all of the directors are highly qualified. As the chart and biographies below show, our directors have the significant leadership and professional experience, knowledge and skills necessary to provide effective oversight and guidance for the company's strategy and operations. As a group, they represent diverse views, experiences and backgrounds. All the directors satisfy the criteria set forth in our Corporate Governance Guidelines and possess the characteristics that are essential for the proper functioning of our Board.

Key: **A** – Audit   **C** – Compensation   **NCG** – Nomination and Corporate Governance   **M** – Member   **Ch** – Chairperson

Name	Age	Director since	Independent	Other public boards	Committee memberships A	C	NCG	Executive leadership	Industry experience	Financial and accounting expertise	Legal expertise	Public and private company board experience
John S. Day Former Partner, Deloitte & Touche LLP	70	2009	✓	0	Ch	M	M	■		■		■
Carolyn B. Handlon EVP Finance and Global Treasurer, Marriott International	61	2017	✓	0	M	Ch	M	■		■		
Edward J. Hardin Partner, Rogers & Hardin LLP	76	2014	✓	0	M	M	M	■			■	■
James R. Lientz, Jr. Former COO, State of Georgia	75	2012	✓	0	M	M	Ch	■	■			■
Dennis P. Lockhart Former President and CEO of Federal Reserve Bank of Atlanta	72	2017	✓	0	M	M	M	■	■	■		
Gregory G. McGreevey Senior Managing Director, Investments, Invesco Ltd.	56	2016	–	0	–	–	–	■	■			
Colin D. Meadows Senior Managing Director and Chief Administrative Officer, Invesco Ltd.	48	2017	–	0	–	–	–	■	■			

Director qualifications

Director nominees

Governance highlights

Independence
- 5 out of our 7 current directors are independent.
- All of our Board committees are composed exclusively of independent directors.

Independent Chairperson
- We have an independent Chairperson of our Board of Directors, selected by the independent directors.
- The Chairperson serves as liaison between management and the other independent directors.

Executive Sessions
- The independent directors regularly meet in private without management.
- The Chairperson presides at these executive sessions.

Board oversight of risk management
- Our Board has principal responsibility for oversight of the company's risk management process and understanding of the overall risk profile of the company.

Share ownership requirements
- Our non-executive directors must hold at least 17,500 shares of company common stock within five years of joining the Board.
- Our CEO must hold at least 60,000 shares of company common stock.
- All other executive officers have share ownership requirements.

Board practices
- Our Board annually reviews its effectiveness as a group, with directors participating in one-on-one interviews coordinated by an independent external advisor that reports results of the annual review to the Board.
- Nomination criteria are adjusted as needed to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience.

Accountability
- Directors must be elected annually by a majority of votes cast.

Insider trading restrictions
- Our insider trading policy prohibits short selling, dealing in publicly-traded options, pledging and hedging or monetization transactions in our equity securities.



Board member highlights

Average tenure

4
years

Average age

65
years

Diversity



2 of 7 directors are diverse

Director independence



5 of 7 directors are independent

Tenure



1-3 years

4 directors

4-6 years

1 director

7-10 years

2 directors

Director tenure

The tenure of our current directors ranges from two to ten years (since our inception). Our directors contribute a wide range of knowledge, skills and experience as illustrated in their individual biographies. We believe the tenure of the members of our Board of Directors provides the appropriate balance of expertise, experience, continuity and perspective to our board to serve the best interests of our stockholders.

As the Board considers new director nominees, it takes into account a number of factors, including nominees that have skills that will match the needs of the company's long-term strategy and will bring diversity of thought, perspective, experience and background to our Board. For more information on our director nomination process, see **Information about our Board and its Committees – the Nomination and Corporate Governance Committee** below.

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invesco Mortgage Capital Inc. ("Board" or "Board of Directors") for the Annual Meeting of Stockholders to be held on Friday, May 3, 2019, at 1:00 p.m. Eastern Time. Please review the entire Proxy Statement and the company's 2018 Annual Report on Form 10-K before voting. In this Proxy Statement, except where the context suggests otherwise, the terms "company," "we," "us," and "our" refer to Invesco Mortgage Capital Inc., together with its consolidated subsidiaries, including IAS Operating Partnership LP, which we refer to as "our operating partnership"; "our manager" refers to Invesco Advisers, Inc., our external manager; "Invesco" refers to Invesco Ltd., together with its consolidated subsidiaries, the indirect parent company of our manager.

Proposal 1

Election of Directors

General
Our Board of Directors currently has seven directors, each of whom is serving a term of office that continues until the Annual Meeting in 2019, or until such director's successor has been duly elected and qualified, or such director is removed from office or such director's office is otherwise earlier vacated.

The Board has nominated John S. Day, Carolyn B. Handlon, Edward J. Hardin, James R. Lientz, Jr., Dennis P. Lockhart, Gregory G. McGreevey and Colin D. Meadows for election as directors of the company for a term ending at the 2020 Annual Meeting. Further information regarding the nominees is shown on the following pages. Each nominee has indicated to the company that the nominee would serve if elected. We do not anticipate that any of our director nominees would be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

Under our Bylaws, at any meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving the affirmative vote of a majority of the total votes cast with respect to such nominee at the meeting will be elected as a director. If a nominee for director who is an incumbent director is not elected and no successor has been elected at the meeting, the director is required under our Bylaws to submit his or her resignation as a director. Our Nomination and Corporate Governance Committee would then make a recommendation to the full Board on whether to accept or reject the resignation. If the resignation is not accepted by the Board, the director will continue to serve until the next annual meeting or until his or her successor is duly elected, or his or her earlier resignation or removal. If the director's resignation is accepted by the Board, then the Board, in its sole discretion, may fill the vacancy or decrease the size of the Board. However, if the number of nominees exceeds the number of positions available for the election of directors, the directors so elected shall be those nominees who have received the greatest number of affirmative votes so long as such nominee also received at least an affirmative majority of the total votes cast in person or by proxy.

Recommendation of the board
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE DIRECTOR NOMINEES.
This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting.

Information about Director Nominees

Listed below are the names, ages as of March 15, 2019, and principal occupations for the past five years of the director nominees.

Director nominees for 2019



John S. Day
Non-executive director

Age	Tenure
70	10 Years

Committees:
- Audit (Chair)
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Finance and accounting expertise
- Public and private company board experience

John S. Day
John S. Day has served as a director and as chairperson of the Audit Committee since 2009. Mr. Day was previously with Deloitte & Touche LLP from 2002 until his retirement in December 2005. Prior to joining Deloitte & Touche LLP, Mr. Day was with Arthur Andersen LLP from 1976 to 2002. Mr. Day received a B.A. degree from the University of North Carolina and an M.B.A. from Harvard Business School.

Director qualifications:

- **Financial and accounting expertise:** Mr. Day has amassed extensive experience in finance and accounting, having served for nearly three decades at two of the world's largest accounting firms. In keeping with his experience, Mr. Day is recognized by the Board as an audit committee financial expert under the Securities and Exchange Commission ("SEC") rules.

- **Public and private company board experience:** Mr. Day serves on the board of Lenbrook Square Foundation, Inc., where he was Chairman of the Board from 2012 to 2014 and is a member of the Finance and Governance and Nominating Committees. From September 2007 to December 2011, Mr. Day served on the board of directors of Force Protection, Inc., where he was the Chairman of the Audit Committee, and from 2010 to 2014, Mr. Day served on the board of Edens Investment Limited Partnership, where he was Chairman of the Audit Committee.



Carolyn B. Handlon
Non-executive director

Age	Tenure
61	2 Years

Committees:
- Audit
- Compensation (Chair)
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Finance and accounting expertise

Carolyn B. Handlon
Carolyn B. Handlon has served as a director since 2017 and as chairperson of the Compensation Committee since February 2018. Ms. Handlon currently serves as the Executive Vice President Finance and Global Treasurer of Marriott International ("Marriott"). In this role, Ms. Handlon leads Marriott's corporate finance organization, overseeing the financial health and strategy of that company and deal evaluations ensuring the financial integrity of global investment opportunities. She has been with Marriott for 32 years and serving as EVP & Global Treasurer for the last 15 years with increasing span of duties over that period. Her current areas of responsibility include financial strategy and analysis, financial risk management, global capital markets, cash operations, hotel finance and mortgage banking. Prior to joining Marriott in 1987, Ms. Handlon worked for the Overseas Private Investment Corporation. Ms. Handlon holds a B.A. from Virginia Polytechnic Institute and State University and a M.B.A. from Indiana University.

Director qualifications:

- **Financial and accounting expertise:** Ms. Handlon is one of the key leaders at Marriott in the structuring of business combinations, spin-offs and joint ventures. Her record of successfully navigating turbulent economic recessions and capital market crises, preserving liquidity and financial stability for Marriott demonstrates her financial acumen and expertise. Ms. Handlon is recognized by the Board as an audit committee financial expert under the SEC rules.

- **Civic and professional leadership:** Ms. Handlon is a member of the National Association of Corporate Directors and Women Corporate Directors. She has served as the Chair of the Finance Committee of the Congressional Country Club in Bethesda, Maryland and was a member of the former Standard & Poor's Issuers Advisory Council.



Edward J. Hardin
Chairperson, Non-executive director

Age	Tenure
76	5 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Legal expertise
- Public company board experience

Edward J. Hardin

Edward J. Hardin has served as our chairperson since 2017 and a director since 2014. Mr. Hardin has been a partner of the law firm of Rogers & Hardin LLP since its formation in 1976 and is a member of its executive committee. Mr. Hardin received a B.A. degree from Wesleyan University and a J.D. degree from Vanderbilt University.

Director qualifications:

■ **Executive leadership, corporate governance, legal expertise:** Mr. Hardin has spent over 40 years as a corporate and business lawyer in a leading Atlanta law firm, including service as a member of its executive committee. Mr. Hardin has extensive experience with legal and business issues facing public companies in a variety of industries. Mr. Hardin's broad background is a valuable asset to the Board's functioning on many of the decisions it is called upon to make.

■ **Public company board experience:** Mr. Hardin has served more than 40 years on boards of directors of other public companies. Mr. Hardin serves on the Board of Grady Memorial Hospital Corporation where he is a member of both the Audit and Finance Committees. Mr. Hardin is Chairman of the Board of Gateway Center LLC, a homeless services provider, Vice Chairman of the Board of Georgia Works! Inc., a residential transitional work training program, Co-Chairman of the regional Commission on Homelessness, a public private partnership of eight local governments and community leaders, Vice Chairman of the Fulton County Board of Health, Fulton County, Georgia and President of the Georgia Legal Services Foundation which supports indigent legal services.



James R. Lientz, Jr.
Non-executive director

Age	Tenure
75	7 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance (Chair)

Qualifications:
- Executive leadership
- Industry expertise
- Public and private company board experience

James R. Lientz, Jr.

James R. Lientz, Jr. has served as a director since 2012 and as chairperson of the Nomination and Corporate Governance Committee since February 2018. Mr. Lientz has more than 35 years of experience in the banking industry and nearly eight in government service. Mr. Lientz served as President of C&S Bank of South Carolina from 1990 to 1992, President of Nationsbank of Georgia from 1993 to 1996 and President, Mid-South Division, of Bank of America from 1996 to 2001. His public sector work was as Chief Operating Officer of the State of Georgia from 2003 to 2010. Mr. Lientz is currently a partner of Safe Harbor Consulting, LLC. Mr. Lientz received a B.S. degree from Georgia Institute of Technology in 1965 and an M.B.A. from Georgia State University in 1971.

Director qualifications:

■ **Executive leadership, industry experience and public sector leadership:** Mr. Lientz has more than 35 years of broad experience in financial-corporate management, specifically within the financial services industry. In addition, he brings to our board a perspective on leadership developed in the private and public sectors, having served as the first Chief Operating Officer for the State of Georgia for seven years. Mr. Lientz's depth and breadth of board and executive experience uniquely qualify him to provide guidance to our company.

■ **Public and private company board experience:** Mr. Lientz serves as a Director of the following private companies: Diversified Trust Company (Chair) since 2015, MidCountry Financial Corp since 2010, and Georgia Banking Company (Chair) since 2010. Mr. Lientz is a former Director of Georgia Power Company, Brand Holdings, Inc., BlueCross BlueShield of Georgia and NDC Health.



Dennis P. Lockhart
Non-executive director

Age	Tenure
72	2 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Industry expertise
- Financial and accounting expertise

Dennis P. Lockhart

Dennis P. Lockhart has served as a director since 2017. Mr. Lockhart is the immediate past President and Chief Executive Officer of the Federal Reserve Bank of Atlanta, a position he held from 2007 until his retirement in 2017. In addition, he served on the U.S. Federal Reserve's chief monetary policy body, the Federal Open Market Committee from 2007 to 2017. Mr. Lockhart served on the faculty of Georgetown University's School of Foreign Service from 2003 to 2007, and as an adjunct professor at Johns Hopkins University's School of Advanced International Studies from 2002 to 2007. During his academic service, Mr. Lockhart was chairman of the Small Enterprise Assistance Funds. Earlier he was a managing partner at Zephyr Management LP, president of Heller International Group, chairman of the advisory committee of the U.S. Export-Import Bank, and held various positions with Citigroup (formerly Citigroup/Citibank). Mr. Lockhart received a B.A. from Stanford University, a Master's in international economics and American foreign policy from Johns Hopkins University, and an honorary doctoral degree from Georgia State University. Mr. Lockhart served as an officer in the U.S. Marine Corps Reserve from 1968 to 1974.

Director qualifications:

- **Executive leadership, finance and economic policy experience:** Mr. Lockhart brings a wealth of finance and economic policy experience to the Board given his 10 years of service with the U.S. Federal Reserve Bank system, including monetary policy and economic regulation. Importantly, Mr. Lockhart also has more than 30 years of experience in the private financial sector which greatly benefits the Board.

- **Civic and policy organization experience:** Mr. Lockhart also brings valuable perspectives and experience to the Board given his service on various non-profit organizations, governance and advisory boards. He has served as a director of the World Affairs Council of Atlanta from 2010 to present, a member of the Carter Center Board of Councilors from 2009 to present, Chair of Emory University's Brain Health Center Advisory Council since its inception in 2017 and a member of Emory University's Center for Ethics Advisory Council from 2016 to present.



Gregory G. McGreevey
Director

Age	Tenure
56	3 Years

Qualifications:
- Executive leadership
- Industry expertise

Gregory G. McGreevey

Gregory G. McGreevey has served as a director since 2016. Mr. McGreevey has served as Senior Managing Director, Investments, of Invesco Ltd. ("Invesco") since 2017, with responsibilities including certain of Invesco's global equities investment teams, equity trading, fixed income, Global Performance Measurement and Risk Group and investment administration. Previously, he was chief executive officer of Invesco Fixed Income from 2011 to 2017. Prior to joining Invesco, he was president of Hartford Investment Management Co. and executive vice president and chief investment officer of The Hartford Financial Services Group, Inc. from 2008 to 2011. From 1997 to 2008, Mr. McGreevey served as vice chairman and executive vice president of ING Investment Management – Americas Region, as well as business head and chief investment officer for ING's North American proprietary investments and chief executive officer of ING Institutional Markets. Before joining ING, Mr. McGreevey was president and chief investment officer of Laughlin Asset Management and president and chief operating officer of both Laughlin Educational Services and Laughlin Analytics, Inc. He is a Chartered Financial Analyst. Mr. McGreevey earned a B.B.A. from the University of Portland and an M.B.A. from Portland State University.

Director qualifications:

- **Executive leadership and industry experience:** Mr. McGreevey has nearly 30 years of investment management industry experience, including as an investment professional and in a series of executive management positions. Mr. McGreevey's deep experience with the fixed income and institutional investment products and his leadership of Invesco's business in these areas provides the Board with great insight into issues facing the industry.



Colin D. Meadows
Director

Age   **Tenure**
48   2 Years

Qualifications:
- Executive leadership
- Industry expertise

Colin D. Meadows

Colin D. Meadows has served as a director since 2017. He has served as Senior Managing Director and head of Private Markets and Global Institutional platforms of Invesco since 2015. Mr. Meadows is also responsible for Invesco's digital wealth efforts including Jemstep and Intelliflo and directs Invesco's corporate development strategy. Previously, he also served as chief administrative officer of Invesco from 2006 to November 2018. Mr. Meadows came to Invesco from GE Consumer Finance where he was senior vice president of business development and mergers and acquisitions. Prior to that role, he served as senior vice president of strategic planning and technology at Wells Fargo Bank. From 1996 to 2003, Mr. Meadows was an associate principal with McKinsey & Company, focusing on the financial services and venture capital industries, with an emphasis in the banking and asset management sectors. Mr. Meadows earned a B.A. in economics and English literature from Andrews University and a J.D. from Harvard Law School.

Director qualifications:

- **Executive leadership, finance and economic policy experience:** Mr. Meadows has extensive experience in the financial services industry, and he has focused on the banking and asset management sectors throughout his career. Mr. Meadows insight into the asset management business and the knowledge he has obtained as the Chief Administrative Officer of Invesco Ltd. are invalueable resources for the company and the Board.

Director independence

For a director to be considered independent, the Board must affirmatively determine that the director does not have any material relationships with the company either directly or as a partner, stockholder or officer of an organization that has a relationship with the company. Such determinations are made and disclosed pursuant to applicable New York Stock Exchange ("NYSE") or other rules. In accordance with the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following directors are independent and do not have a material relationship with the company: John S. Day, Carolyn B. Handlon, Edward J. Hardin, James R. Lientz, Jr. and Dennis P. Lockhart.

Board evaluation process

1 Annual board and committee evaluations	The Board engages an independent external advisor specializing in corporate governance to coordinate the Board's self assessment by its members. The advisor provides each director with a questionnaire and then performs one-on-one confidential interviews with directors.
2 Report to board	The advisor prepares and presents in person a report to the Board, which discusses the findings of the advisor based upon its reviews. The report also discusses governance trends which the Board may want to take into consideration.
3 Board and committee review	The Board then discusses the evaluation to determine what actions, if any, could further enhance the operations of the Board and its committees.

Director recruitment

The Nomination and Corporate Governance Committee identifies and adds new directors using the following process:

1 Determine candidate pool	The Nomination and Corporate Governance Committee reviews and updates its criteria for prospective directors based on succession planning for directors, to fill gaps in skill sets among current directors and to address new or evolving needs of the company.
2 Review recommendations	Candidates meet with members of the Nomination and Corporate Governance Committee, the Board Chair and the other Board members who assess candidates based on several factors, including whether the nominee has skills that will meet the needs of the company's objectives and will bring diversity of thought, global perspective, experience and background to our Board. While the Committee routinely considers diversity as a part of its deliberations, it has no formal policy regarding diversity.
3 Make recommendations to the board	Due diligence is conducted, including soliciting feedback on potential candidates from persons outside the Company. Qualified candidates are presented to the Board of Directors.
4 Outcome	Three new directors joined our Board in 2017 adding the following skills and traits: - Industry experience - Financial and accounting expertise - Executive leadership - Government experience - Gender diversity

The Nomination and Corporate Governance Committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including that such nominee:

- be an individual of the highest integrity and have an inquiring mind, a willingness to ask hard questions and the ability to work well with others;
- be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;
- be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director and Board committee member; and
- have the capacity and desire to represent the best interests of the stockholders as a whole.

The Nomination and Corporate Governance Committee will consider candidates recommended for nomination to the Board by stockholders of the company. Stockholders may nominate candidates for election to the Board under Maryland law and our Bylaws. Our Bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by a stockholder who is a stockholder of record both at the time of giving the notice required by our Bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in our Bylaws. The manner in which the committee evaluates candidates recommended by stockholders is generally the same as any other candidate. However, the committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the stockholders. The committee will not evaluate a candidate recommended by a stockholder unless the stockholder's proposal provides that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the company and to provide all of the information necessary to conduct an evaluation. For further information regarding deadlines for stockholder proposals, please see the section of this proxy statement below entitled **Important Additional Information – Stockholder Proposals for the 2020 Annual Meeting.**

Communications with the chairperson and non-executive directors

Any interested party may communicate with the Chairperson of our Board or to our non-executive directors as a group at the following addresses:

E-mail: company.secretary@invescomortgagecapital.com
Mail: Invesco Mortgage Capital Inc.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Secretary

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, our manager maintains the Invesco Mortgage Capital Compliance Reporting Line for employees of the manager or its affiliates or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the company's Code of Conduct or law. Further information about the Compliance Reporting Line is available on the company's website.

Persons may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of Directors by sending a written communication appropriately addressed to:

Audit Committee
Invesco Mortgage Capital Inc.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Secretary

Corporate Governance

The Board has adopted
Corporate Governance
Guidelines.

Corporate governance guidelines

The Board has adopted Corporate Governance Guidelines ("Guidelines") which are available in the corporate governance section of the company's website at www. invescomortgagecapital.com (the "company's website"). The Corporate Governance Guidelines set forth the practices the Board follows with respect to, among other matters, the composition of the Board, director responsibilities, Board committees, director access to officers and independent advisors, director compensation and the performance evaluation of the Board.

The Board is elected by
stockholders to oversee
our management team
and to seek to assure that
the long-term interests of
the stockholders are being
served.

The company has chosen to
separate the chief executive
officer and Board chairperson
positions.

Board leadership structure

As described in the Guidelines, the company's business is conducted day-to-day by its officers and its external manager, under the direction of the chief executive officer and the oversight of the Board, to enhance the long-term value of the company for its stockholders. The Board is elected by the stockholders to oversee the officers of the company and our external manager and to seek to assure that the long-term interests of the stockholders are being served. In light of these differences in the fundamental roles of the Board and management, the company has chosen to separate the chief executive officer and Board chairperson positions. The Board believes separation of these roles: (i) allows the Board to more effectively monitor and evaluate objectively the performance of the chief executive officer, such that the chief executive officer is more likely to be held accountable for his performance, (ii) allows the non-executive chairperson to control the Board's agenda and information flow, and (iii) creates an atmosphere in which other directors are more likely to challenge the chief executive officer and other members of our senior management team. For these reasons, the company believes that this board leadership structure is currently the most appropriate structure for the company. Nevertheless, the Board may reassess the appropriateness of the existing structure at any time, including following changes in Board composition, in management, or in the character of the company's business and operations.

Our Board has established
a Code of Conduct.

Code of conduct

Our Board of Directors has established a code of ethics that applies to our officers, directors and independent contractors and to our manager's officers, directors and personnel when such individuals are acting for or on our behalf (the "code of conduct"). Among other matters, our code of conduct is designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
- compliance with applicable governmental laws, rules and regulations;
- prompt internal reporting of violations of the code to appropriate persons identified in the code; and
- accountability for adherence to the code.

Any waiver of the code of conduct for our executive officers or directors may be made only by our Board of Directors or one of our Board committees. The code of conduct is posted on the company's website. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the code of conduct by posting such information on the company's website.

Board's role in risk oversight

We believe that risk oversight responsibility rests with the full Board of Directors. Therefore, the Board has principal responsibility for oversight of the company's risk management processes and for understanding the overall risk profile of the company. Though Board committees routinely address specific risks and risk processes within their purview, the Board has not delegated primary risk oversight responsibility to a committee.

The company has in place an enterprise risk management committee consisting of executive and senior management. The committee meets regularly and maintains dialogue with the Board of Directors regarding the top risks of the company and mitigating actions to address them. By receiving regular reports, the Board maintains a practical understanding of the risk philosophy and risk appetite of the company.

In addition, since the company is externally managed by our manager, we rely upon the operational and investment risk oversight functions of our manager and its Invesco affiliates. Our manager's risk management framework provides the basis for consistent and meaningful risk dialogue up, down and across our manager and the company. Our manager's Global Performance and Risk Committee assesses core investment risks, while our manager's Corporate Risk Management Committee assesses strategic, operational and all other business risks. A network of business unit, specific and geographic risk management committees, under the guidance and standards of the Corporate Risk Management Committee, maintains an ongoing risk assessment, management and monitoring process that provides a bottom-up perspective on the specific risk areas existing in various domains of our manager's business.

Our risk management framework



Board of Directors
Executive Management Team
Global Performance and Risk Committee
Corporate Risk Management Committee
Investment Risk Management
Business Risk Management
Risk Areas of Focus
Strategy and Governance
Investments
Clients
People
Operations
Financial
Compliance and Internal Audit

Through this regular and consistent risk communication, the Board has reasonable assurance that all material risks of the company are being addressed and that the company is propagating a risk-aware culture in which effective risk management is built into the fabric of the business.

Information About the Board and Its Committees

Board of directors and committees

Our business is managed by our officers and our manager, subject to the supervision and oversight of our Board of Directors, which has established investment guidelines for our officers and our manager to follow in its day-to-day management of our business. A majority of our Board of Directors is "independent," as determined by the requirements of the NYSE and the regulations of the SEC. Our directors keep informed about our business by attending meetings of our Board of Directors and its committees and through supplemental reports and communications.

Our Board of Directors has formed an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee and has adopted charters for each of these committees. Each of these committees currently has five directors and the Board has affirmatively determined that each committee consists entirely of independent directors pursuant to rules established by the NYSE and rules promulgated under the Exchange Act. Moreover, the Compensation Committee is composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), non-employee directors.

Board meetings and annual meeting of stockholders

During the calendar year ended December 31, 2018, the Board held eight meetings (not including committee meetings). Each director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served during 2018. The Board does not have a formal policy regarding Board member attendance at stockholder meetings. Five of the seven directors then in office attended the Annual Meeting of Stockholders in 2018. The non-executive directors (those directors who are not officers or employees of Invesco and who are classified as independent directors under applicable NYSE standards) meet in executive session generally at each of the Board's four in-person meetings each year. Edward J. Hardin, our chairperson and independent director, presides at the executive sessions of the non-executive directors.

Members:
John S. Day (Chair)
Carolyn B. Handlon
Edward J. Hardin
James R. Lientz, Jr.
Dennis P. Lockhart

Independence:
Each member of the committee is independent under SEC and NYSE rules and financially literate

Audit Committee Financial Experts:
Mr. Day and Ms. Handlon qualify under SEC rules and regulations

Meetings in 2018:
4

The Audit Committee

Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules and is also "financially literate," as defined under NYSE rules;
- members are appointed and removed by the Board;
- is required to meet at least quarterly;
- periodically meets with the internal auditor and the independent auditor in separate executive sessions without members of senior management present;
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties; and
- reports to the Board regularly.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include assisting the Board in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements.

Members:
John S. Day
Carolyn B. Handlon (Chair)
Edward J. Hardin
James R. Lientz, Jr.
Dennis P. Lockhart

Independence:
Each member of the committee is independent under SEC and NYSE rules

Meetings in 2018:
2

The Compensation Committee

Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties, including any compensation consulting firm.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include (i) annually approving the compensation structure for, and reviewing and approving the compensation from the company, if any, of, senior officers, and overseeing the annual process for evaluating their performance, (ii) overseeing the administration of the company's equity-based and other incentive compensation plans, (iii) assisting the Board with executive succession planning, and (iv) determining the compensation for the company's non-executive directors.

The committee meets at least annually to review and make recommendations to the Board on the compensation of the company's non-executive directors.

As a part of its review, the committee periodically engages FTI Consulting, Inc. as a third-party consultant to report on comparable non-executive director compensation practices and levels. The cost of services for work performed for the committee by FTI Consulting related to non-executive director compensation for 2018 amounted to $27,744. The company, on management's recommendation, retained FTI Consulting to provide certain accounting services for the company in 2018. The costs of such services for 2018 amounted to approximately $615,782. Neither the committee nor the Board expressly approved the accounting services. After taking into consideration the NYSE's independence standards, the committee determined that the compensation consultant is independent because (i) the compensation consulting team works exclusively for the committee and not for our management; (ii) the compensation consulting practice group does not work with or report to the accounting services practice group, and (iii) the compensation consulting team did not perform any other services on behalf of the company. No executive officer of the company is involved in recommending or determining non-executive director compensation levels. See **Director Compensation** below for a more detailed discussion of compensation paid to the company's non-executive directors during 2018.

Members:
John S. Day
Carolyn B. Handlon
Edward J. Hardin
James R. Lientz, Jr. (Chair)
Dennis P. Lockhart

Independence:
Each member of the committee is independent under SEC and NYSE rules

Meetings in 2018:
2

The Nomination and Corporate Governance Committee

Under its charter, the committee:

- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include (i) establishing procedures for identifying and evaluating potential nominees for director, (ii) recommending to the Board potential nominees for election and (iii) periodically reviewing and reassessing the adequacy of the Guidelines to determine whether any changes are appropriate and recommending any such changes to the Board for its approval. The candidates proposed for election in Proposal No. 1 of this Proxy Statement were unanimously recommended by the committee to the Board.

The committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including:

- a high degree of personal and professional integrity;
- ability to exercise sound business judgment on a broad range of issues;
- sufficient experience and professional or educational background to have an appreciation of the significant issues facing public companies that are comparable to the company;
- willingness to devote the necessary time to Board duties, including preparing for and attending meetings of the Board and its committees; and
- being prepared to represent the best interests of the company and its stockholders and being committed to enhancing stockholder value.

Director compensation

A member of our Board of Directors who is also an employee of Invesco is referred to as an executive director. Executive directors do not receive compensation for serving on our Board of Directors. Under the terms of its charter, the Compensation Committee annually reviews and determines the compensation paid to non-executive directors. In reviewing and making recommendations on non-executive director compensation, the Compensation Committee considers, among other things, the following policies and principles:

- that the compensation should fairly pay the directors for the work, time commitment and efforts required by directors of an organization of the company's size and scope of business activities, including service on Board committees;
- that a component of the compensation should be designed to align the directors' interests with the long-term interests of the company's stockholders; and
- that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its annual review, the Compensation Committee engages FTI Consulting, Inc. as a third-party consultant to report on comparable non-executive director compensation practices and levels. This report includes a review of director compensation at peer company mortgage REITs with an investment focus in the company's target assets. Following the review of current market practices for directors of peer public companies, the Compensation Committee determined in May 2018 to make certain changes to the director compensation structure in effect, as set forth below. Each fee component is paid in quarterly installments in arrears.

Base fee	Each non-executive director received an annual base fee for services in the amount of $70,000, payable in cash.
Equity award	Each non-executive director received an annual equity award of $90,000, payable in shares of our common stock.
Chairperson fee	The Chairperson of the Board received an additional annual cash fee of $40,000.
Audit Committee chairperson fee	The chairperson of the Audit Committee received an additional annual cash fee of $20,000.
Compensation Committee chairperson fee	The chairperson of the Compensation Committee received an additional annual cash fee of $10,000.
Nomination and Corporate Governance Committee chairperson fee	The chairperson of the Nomination and Corporate Governance Committee received an additional annual cash fee of $10,000.

We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board of Directors and committee meetings. Non-executive directors do not receive any meeting or attendance fees.

Stock ownership policy for non-executive directors – All shares awarded to our non-executive directors are subject to the Non-Executive Director Stock Ownership Policy. The policy requires that within five years of the later of the effective date of the policy and the date of such director's first appointment as a non-executive director each non-executive director achieve and thereafter maintain an ownership level of at least 17,500 shares. Until such ownership level is achieved, each non-executive director is required to continue to hold 100% of the shares received as compensation from the company.

The following table shows as of December 31, 2018 the status of our non-executive directors meeting the requirements of the policy.



2018 Non-executive director stock ownership
Shares held as of December 31, 2018
— Ownership requirement: 17,500 shares

Day	Handlon[1]	Hardin	Lientz, Jr.	Lockhart
41,534	7,531	28,712	30,873	69,781

1 Based on current compensation levels, it is anticipated that Ms. Handlon will attain the share ownership goal within the time period prescribed by the policy.

Director compensation table for 2018
The following table sets forth the compensation paid to our non-executive directors for services during 2018.

Name	Fees earned or paid in cash($)[1]	Share awards ($)[2]	Total ($)
John S. Day	82,500	86,217	168,717
Carolyn B. Handlon	68,689	86,217	154,906
Edward J. Hardin	96,311	86,217	182,528
James R. Lientz, Jr.	72,500	86,217	158,717
Dennis P. Lockhart	62,500	86,217	148,717

1 Includes the annual base fee and, as applicable, additional Chairperson of the Board fee, Chairperson of the Audit committee fee, Chairperson of the Compensation Committee fee and Chairperson of the Nomination and Corporate Governance Committee fee.
2 Reflects the full grant date fair value of such equity awards, determined in accordance with U.S. generally accepted accounting principles, as granted to each of our non-executive directors in payment of the quarterly equity award. Equity awards are fully vested as of the date of grant.

The following table presents the grant date fair value for each equity award made to each non-executive director during 2018.

Name	Date of grant 2/22/18 ($)	Date of grant 5/7/18 ($)	Date of grant 8/7/18 ($)	Date of grant 11/8/18 ($)	Date of grant 11/27/18[1] ($)	Total grant date fair value ($)
John S. Day	21,237	21,244	21,237	21,243	1,256	86,217
Carolyn B. Handlon	21,237	21,244	21,237	21,243	1,256	86,217
Edward J. Hardin	21,237	21,244	21,237	21,243	1,256	86,217
James R. Lientz, Jr.	21,237	21,244	21,237	21,243	1,256	86,217
Dennis P. Lockhart	21,237	21,244	21,237	21,243	1,256	86,217

1 Grants made off-cycle to correct an administrative error made in the 11/8/18 grants.

Information About the Executive Officers of the Company

The following is a list of individuals serving as executive officers of the company as of the date of this Proxy Statement. All company executive officers are elected annually by the Board and serve at the discretion of the Board or our Chief Executive Officer.



John M. Anzalone
Chief Executive Officer

Age	Tenure
54	10 Years

John M. Anzalone

Mr. Anzalone has served as our Chief Executive Officer since 2017. Prior to becoming CEO, Mr. Anzalone served as our Chief Investment Officer since the company's inception in 2009. Mr. Anzalone joined Invesco's Fixed Income Division ("IFI") in 2002, where he is a Senior Portfolio Manager and Head of Structured Securities Management. Mr. Anazlone also serves as a member of IFI's Investment Strategy team, which is responsible for providing investment views for risk positioning and asset allocation across the platform. As the Head of the Structured Securities group, he is responsible for the application of investment strategy across portfolios consistent with client investment objectives and guidelines. Additionally, the team is responsible for analyzing and implementing investment actions in the residential, commercial mortgage-backed and asset-backed securities sectors. Mr. Anzalone began his investment career in 1992 at Union Trust. In 1994 he moved to AgriBank, FCB, where he served as a Senior Trader for six years. Mr. Anzalone is also a former employee of Advantus Capital Management where he was a Senior Trader responsible for trading mortgage-backed, asset-backed and commercial mortgage securities. Mr. Anzalone received a B.A. degree in Economics from Hobart College and an M.B.A. from the Simon School at the University of Rochester. Mr. Anzalone is a Chartered Financial Analyst.



Kevin M. Collins
President

Age	Tenure
39	10 Years

Kevin M. Collins

Mr. Collins has served as President since 2017. Previously, he served as our Executive Vice President Commercial Mortgage Credit from March 2017 to October 2017 and as a Managing Director and our Head of Commercial Mortgage Credit from 2011 to March 2017. He is also the Head of Commercial Mortgage-Backed Securities Credit for Invesco Fixed Income. His primary responsibilities include evaluating, selecting and positioning commercial mortgage-backed securities, commercial real estate loans and other real estate debt investments across Invesco-managed institutional and retail fixed income funds, including the company. Prior to joining Invesco in 2007, Mr. Collins structured various capital funding strategies, including bond securitizations and secured lending facilities, for banks and specialty finance companies during his tenure at Credit Suisse First Boston. Mr. Collins graduated with a B.S. in accounting from Florida State University and earned an M.B.A. from the Kellogg School of Management at Northwestern University.



Brian P. Norris
Chief Investment Officer

Age	Tenure
43	10 Years

Brian P. Norris

Mr. Norris has served as our Chief Investment Officer since February 2019 after serving as our Interim Chief Investment Officer from September 2018 to February 2019. He is also a Senior Portfolio Manager on Invesco's Structured Securities team, a position he has held since 2014. Mr. Norris joined Invesco in 2001, serving as a portfolio manager from 2006 to 2014 and an account manager from 2001 to 2006. He has worked on behalf of the Company since its inception in 2009. Prior to joining Invesco, Mr. Norris worked as a securities trader with Todd Investment Advisors. He earned a BS degree in Business Administration with a concentration in finance from the University of Louisville and is a Charter Financial Analyst (CFA) charterholder.



R. Lee Phegley, Jr.
Chief Financial Officer

Age
50

Tenure
5 Years

R. Lee Phegley, Jr.

Mr. Phegley has served as our Chief Financial Officer since 2014 and the Chief Financial Officer of Invesco Real Estate ("IRE"), our manager's affiliated real estate team, since 2016. Previously, Mr. Phegley served as the Global Head of Real Estate Investment Accounting for IRE from 2006 to 2016. Before joining Invesco, Mr. Phegley was a Director and responsible for Private Equity Accounting at Archon Group LP from 2004 to 2006. Prior to 2004, Mr. Phegley served as a Senior Manager at KPMG LLP for two years and Arthur Andersen LLP for seven years managing audit engagements for public and private clients, including investment management clients. Mr. Phegley received a B.A. degree from Baylor University and an M.S. degree in Accountancy from the University of Houston. Mr. Phegley is a Certified Public Accountant.



David B. Lyle
Chief Operating Officer

Age
40

Tenure
10 Years

David B. Lyle

Mr. Lyle has served as our Chief Operating Officer since 2017. Previously, he served as our Executive Vice President Residential Credit from March 2017 to October 2017 and as our Head of Residential Mortgage Credit from 2011 to March 2017. He is also the Head of Residential Mortgage-Backed Securities (RMBS) Credit for Invesco Fixed Income. His primary responsibilities include the evaluation and oversight of investments in Non-Agency RMBS, credit risk transfer securities, and residential whole loans for institutional and retail fixed income funds, including the company. Mr. Lyle has over 15 years of experience in the RMBS market. Prior to joining Invesco in 2006, Mr. Lyle spent three years at Friedman Billings Ramsey, where he was a Vice President in the Investment Banking ABS group. In this role, he participated in the financing, transaction management and analytics functions of the business. He also spent two years as an Analyst in the mortgage finance group at Wachovia Securities. Mr. Lyle graduated with a bachelor of engineering degree from Vanderbilt University.

Other Manager Personnel

The following individual is deemed to be an executive officer of the company as of the date of this Proxy Statement due to his responsibilities in his role as Vice President of our Manager.

Mario L. Clemente

Mr. Clemente has served as the Head of Structured Investments at Invesco since 2016. He previously served as the co-head of the Investment Solutions group within Invesco Fixed Income from 2014 to 2016. Mr. Clemente joined Invesco in 2014. Prior to joining Invesco, he ran his own consulting firm from 2008 to 2014. Mr. Clemente entered the industry in 1995 and has held various senior investment banking roles with Citi, Natixis and Bank of America. He earned an undergraduate degree in finance and international banking from Hofstra University and an M.B.A in finance from the Stern School of Business at New York University.



Mario L. Clemente
Vice President of Manager

Age
46

Tenure
3 Years

Executive Compensation

Compensation discussion and analysis

This section presents a discussion and analysis of the philosophy and objectives in the design and implementation of compensation programs for our executive officers. This section is divided into two parts. First, we review key highlights of the relationship with our manager and our management agreement to provide important context regarding our operations, including that all of our executive officers are employed by our manager or one of its affiliates. We then review the compensation program and philosophy of our manager and how compensation decisions are made for our executive officers.

Our management agreement

We are externally managed and do not have any employees. Our executive officers are employees of our manager and do not receive compensation from us.

We are externally managed by Invesco Advisers, Inc., a wholly-owned subsidiary of Invesco Ltd., pursuant to a management agreement, which provides that our manager is responsible for managing our affairs. As highlighted below, we have no employees, including our executive officers. Our executive officers are employees of our manager (or one of its affiliates) and such individuals are engaged in additional capacities for our manager (or one of its affiliates). Our executive officers do not receive compensation from us, nor do we reimburse our manager for any of their compensation. Instead, our manager and its affiliates use the proceeds from the management fee, in part, to pay compensation to its officers and personnel, including our executive officers. No specific portion of the management fee is allocated to the compensation of our executive officers because these individuals manage or are associated with multiple Invesco products, and research and investment strategies employed may impact a number of products for which these individuals are responsible. As such, compensation for our executive officers reflects performance across all the products managed by them, and decisions are based on the principles and factors described below in **Overview of our manager's compensation program and philosophy.** While each of these principles and factors is considered by our manager in making compensation decisions, our manager does not attempt to rank or assign relative weight to any factor but rather applies its judgment in considering them in their entirety.

However, for context of our executive officers' compensation in relation to our management fee, we provide an estimate of aggregate compensation of our executive officers that may reasonably be associated with the approximate total average assets of the company for 2018 compared to total average assets of products the executive officers managed or were associated with for 2018. Applying such methodology to compensation of our executive officers for 2018, the total compensation of the named executive officers reasonably associated with their management of the company is $2.8 million, which represents 7.1% of the management fee paid by the company to the manager in 2018.

Highlights of our management agreement

- All of our executive officers are employees of our manager (or one of its affiliates) and are engaged in additional capacities for our manager (or one of its affiliates).

- Our manager is responsible for the compensation of our executive officers and other employees of our manager who provide services to the company. We do not pay any cash or equity compensation to our executive officers, do not provide pension benefits, perquisites or other personal benefits, and have no employment agreements or arrangements to make any payments upon termination from service as an officer.

- Our manager receives a management fee equal to 1.50% of our stockholders' equity, subject to certain adjustments, which is used, in part, to pay the compensation of our manager's employees who provide services to the company. However, no specific portion of the management fee is allocated to the compensation of our executive officers.

For additional information about our management agreement, see **Certain Relationships and Related Transactions.**

Our manager makes all decisions relating to the compensation of our executive officers based upon a number of objectives and principles.

Overview of our manager's compensation program and philosophy

Our manager makes all decisions relating to the compensation of our executive officers based on such factors as our manager may determine are appropriate. However, our manager consults with the members of the Compensation Committee concerning the compensation policy of our manager that is applied to the individuals that serve as our executive officers. Our manager has structured its compensation programs at every level to achieve the following objectives:

- **Alignment:** align individual awards with client and stockholder success
- **Viability:** reinforce our manager's commercial viability by closely linking rewards to economic results at every level
- **Meritocracy:** reinforce our manager's meritocracy by differentially rewarding high-performers
- **Retention:** recognize and retain top talent by ensuring a meaningful mix of cash and deferred compensation

With respect to investment professionals, which includes some of our executive officers, our manager applies the following compensation principles in making compensation decisions:

Investment performance	Qualitative assessment
Measure investment performance against indicators of client success on products for which the investment team is responsible	Ensure sufficient flexibility for management to exercise judgment over bonus funding outcomes, to ensure results make sense for Invesco and the team/individual

Financial results	Risk management
Provide appropriate linkage to our manager's financial results related to the investment team	Design plans that do not create risks that are reasonably likely to have a material adverse impact on Invesco

Balance
Balance pay for investment performance with economic outcomes

Components of our executive officers' compensation and their purpose

Our manager utilizes a variety of compensation components to achieve its objectives. Our manager's compensation program that applies to our executive officers consists of base salary and variable incentive compensation. The following table further describes each pay component, as well as its purpose and key measures.

Incentive type		Pay element	What it does	Key measures
	Fixed	Base salary	– Provides competitive fixed pay – Reasonable base compensation for day-to-day performance of job responsibilities – Evaluated annually, generally remains static unless promotion or adjustment due to economic trends in industry	– Experience, duties and scope of responsibility – Internal and external market factors
	Variable	Annual cash bonus	– Provides a competitive annual cash incentive opportunity	– Based upon annual investment performance and financial results of the investment products for which the investment team is responsible
		Invesco annual deferral award (time-based vesting)	– Along with annual cash bonus, provides a competitive annual incentive opportunity – Aligns with Invesco client and stockholder interests – Encourages retention by vesting in equal annual increments over four years	– Based upon annual investment performance and financial results of the investment products for which the investment team is responsible
		Invesco long-term equity awards (time-based vesting)	– Recognizes long-term potential for future contributions to Invesco's long-term strategic objectives – Aligns with Invesco client and stockholder interests – Encourages retention by vesting in annual increments over four years	– Based upon annual investment performance and financial results of the investment products for which the investment team is responsible

Our executive officers' incentive compensation is funded from an incentive pool which is the source of incentive compensation of all employees of Invesco Ltd.

Our executive officers' annual incentive compensation is funded from an annual incentive pool which is the source of incentive compensation of all employees of Invesco Ltd. and its affiliates. Each year, the Invesco Ltd. compensation committee examines Invesco's progress on multiple operating measures, Invesco's progress toward achieving its long-term strategic objectives and other factors, including pre-cash bonus operating income of Invesco (PCBOI), in setting the size of the incentive pool. The Invesco compensation committee uses a range of 34%-48% of Invesco PCBOI in setting the Invesco-wide incentive pool, though it maintains flexibility to go outside either end of this range in circumstances that it deems exceptional. Our executive officers are paid incentive compensation out of the Invesco-wide incentive pool taking into account the compensation principles set forth above.

For 2018, our executive officers' compensation, in the aggregate, was apportioned 22% to fixed compensation and 78% to variable or incentive compensation.



2018 executive officer fixed versus incentive compensation

■ Incentive compensation	78%
■ Fixed compensation	22%

We have an executive officer stock ownership policy to align the interests of our executive officers with our stockholders.

Executive officer stock ownership policy

In order to encourage the alignment of interests between our executive officers and our stockholders, we maintain an Executive Officer Stock Ownership Policy. The policy requires that, within five years of the date of such executive officer's first appointment:

■ the chief executive officer ("CEO") achieve an ownership level of at least 60,000 shares;

■ the president, chief investment officer, and chief operating officer achieve an ownership level of at least 35,000 shares; and

■ the chief financial officer ("CFO") achieve an ownership level of at least 7,000 shares.

Our CEO and CFO have achieved their respective ownership level requirements, and we expect our other executive officers will attain their respective ownership requirements within the time period prescribed by the policy.

Insider trading policy

We maintain an insider trading policy, which prohibits short selling, dealing in publicly-traded options, pledging, hedging or monetization transactions in our securities.

We believe the structure of the management fee does not create an incentive for excessive or unnecessary risk-taking by our management team and reduces the risk of conflicts of interest with our manager.

Certain risks related to our management fee

Because our management fee is calculated as a percent of stockholders' equity, subject to specified adjustments, we believe the structure of the management fee does not create an incentive for management to take excessive or unnecessary risks and reduces the risk of conflicts of interests with our manager. Stockholders' equity as the basis for the calculation does not result in leveraged pay-out curves, steep pay-out cliffs or set unreasonable goals and thresholds, each of which can promote excessive and unnecessary risks. In addition, the management fee may not be increased or revised without the approval of our independent directors.

Consideration of prior advisory vote
Our Compensation Committee noted the significant support received in the 2018 advisory vote on executive compensation (approximately 98% of votes cast), and therefore it has determined that no changes were advisable based on the outcome of that vote.

Compensation Committee report
The Compensation Committee of the company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the committee recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the Compensation Committee:

Carolyn B. Handlon (chairperson)
John S. Day
Edward J. Hardin
James R. Lientz, Jr.
Dennis P. Lockhart

Compensation Committee Interlocks and Insider Participation

During 2018, the following directors served as members of the Compensation Committee: Mr. Day, Ms. Handlon, Mr. Hardin, Mr. Lientz and Mr. Lockhart. No member of the Compensation Committee was an officer or employee of the company or any of its subsidiaries during 2018, and no member of the Compensation Committee was formerly an officer of the company or any of its subsidiaries or was a party to any disclosable related person transaction involving the company. During 2018, none of the executive officers of the company served on the board of directors or on the Compensation Committee of any other entity that has or had executive officers that served as a member of the Board of Directors or Compensation Committee of the company.

Certain Relationships and Related Transactions

Our manager provides the day-to-day management of our operations pursuant to a management agreement between us and our manager.

Relationship to our external manager

In 2009 we entered into a management agreement with our manager pursuant to which our manager provides the day-to-day management of our operations. The management agreement requires our manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our Board of Directors. Our manager is entitled to receive from us a management fee. The management fee is equal to 1.50% of the company's stockholders' equity per annum, subject to specified adjustments, which is calculated and payable quarterly in arrears. We are also obligated to reimburse certain operating expenses related to the company incurred by our manager, including directors and officers insurance, accounting services, auditing and tax services, filing fees and miscellaneous general and administrative costs. The management agreement renews for one-year terms unless terminated by either us or our manager. Our manager is entitled to receive a termination fee from us, under certain circumstances.

Our executive officers are employees of Invesco. As a result, the terms of the management agreement between us and our manager were negotiated between related parties, and the terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. Each year, in connection with the annual renewal of the management agreement, our Audit Committee reviews the management fee in the context of a review of peer company management fees. Our management fee structure, 1.50% of stockholders' equity subject to specified adjustments, is the same as a large majority of the externally managed mortgage REITs we consider to be our peers. With respect to 2018, management fees paid or payable to our manager were approximately $40.7 million, and we reimbursed our manager approximately $6.7 million for operating expenses.

We grant shares of our common stock to each non-executive director and grant equity awards to personnel of our manager who are not executive officers.

Grants of equity compensation to our manager, its personnel and its affiliates

We adopted the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan to provide incentive compensation to attract and retain qualified directors, officers, advisors, consultants and other personnel, including our manager and its affiliates and personnel of our manager. The Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan provides for grants of stock options, restricted stock, phantom shares, dividend equivalent rights and other equity-based awards.

We grant shares of our common stock to each non-executive director as part of such director's compensation. In addition, we grant equity awards to personnel of our manager who are not our executive officers. We do not intend to grant equity-based awards to our executive officers.

Upon recommendation of the Compensation Committee, the Board adopted the 2009 Equity Incentive Plan as amended and restated on February. 14, 2019, subject to stockholder approval, as the plan will terminate on June 30, 2019 under its current terms. The Board recommends that stockholders approve the Equity Plan to permit the Company's continued use of equity-based compensation awards. The material terms of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan as amended and restated are described in Proposal 3 of this Proxy Statement.

Related Person Transaction Policy

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction.

The Board of Directors has adopted written Policies and Procedures with Respect to Related Person Transactions to address the review, approval, disapproval or ratification of related person transactions. "Related persons" include the company's executive officers, directors, director nominees, holders of more than five percent (5%) of the company's voting securities, immediate family members of the foregoing persons, and any entity in which any of the foregoing persons is employed, is a partner or is in a similar position, or in which such person has a 5% or greater ownership interest. A "related person transaction" means a transaction or series of transactions in which the company participates, the amount involved exceeds $120,000, and a related person has a direct or indirect interest (with certain exceptions permitted by SEC rules).

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the Audit Committee will approve or disapprove the transaction. Approval will be given only if the Audit Committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its stockholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the Audit Committee promptly.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires certain officers, directors and persons who beneficially own more than 10% of the company's common stock to file reports of ownership and reports of changes in ownership with the SEC. The reporting officers, directors and 10% stockholders are also required by SEC rules to furnish the company with copies of all Section 16(a) reports they file. Based solely on its review of copies of such reports, the company believes that all Section 16(a) filing requirements applicable to its directors, officers and 10% stockholders were complied with during fiscal year 2018, with one exception. Mr. Phegley received shares through dividend reinvestment programs that in the aggregate exceeded the small transaction amount exempt from filing in October 2018. These shares were not reported until February 2019 on his Form 5.

Security Ownership of Principal Stockholders

The following table sets forth the common stock beneficially owned as of March 4, 2019 by each stockholder known to us to beneficially own more than five percent of the company's outstanding common stock. The percentage of ownership indicated in the following table is based on 127,695,497 shares of common stock outstanding as of March 4, 2019.

Name and address of beneficial owner	Amount and nature of beneficial ownership[1]	Percent of class (%)
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055	20,570,466[2]	16.1
The Vanguard Group, 100 Vanguard Boulevard, Malvern, PA 19355	11,347,335[3]	8.9

1 Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and dispositive power with regard to the shares beneficially owned by such owner.

2 Information obtained solely by reference to the Schedule 13G/A filed with the SEC on January 28, 2019 by BlackRock, Inc. which reflects sole voting power with respect to 20,046,968 shares of common stock and sole dispositive power with respect to 20,570,466 shares of common stock.

3 Information obtained solely by reference to the Schedule 13G/A filed with the SEC on January 10, 2019 by The Vanguard Group, which reflects sole voting power with respect to 111,389 shares of common stock, shared voting power with respect to 13,578 common shares of common stock, sole dispositive power with respect to 11,234,364 shares of common stock, and shared dispositive power with respect to 112,971 shares of common stock.

Security Ownership of Management

The following table lists the shares of common stock beneficially owned as of March 4, 2019 by (1) each director, (2) each executive officer, and (3) all current directors and executive officers as a group. The percentage of ownership indicated below is based on 127,695,497 shares of the company's common stock outstanding on March 4, 2019.

Beneficial ownership reported in the below table has been determined according to SEC regulations and includes common stock that may be acquired within 60 days after March 4, 2019. Unless otherwise indicated, all directors and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. Individual directors and executive officers, as well as directors and executive officers as a group, beneficially own less than 1% of our common stock.

Name	Shares owned
John M. Anzalone	62,107
Mario L. Clemente	13,000
Kevin M. Collins	14,059
John S. Day	42,947
Carolyn B. Handlon	8,944
Edward J. Hardin	30,125
James R. Lientz, Jr.	32,286
Dennis P. Lockhart[1]	71,194
David B. Lyle[2]	17,768
Gregory G. McGreevey	–
Colin D. Meadows	–
Brian P. Norris	26,712
R. Lee Phegley, Jr.	11,732
All directors and executive officers as a group (13 persons)	330,874

1 Includes 1,750 shares held in custodial accounts and 500 shares held in trust.
2 Includes 500 shares held by the spouse of Mr. Lyle.

Advisory Vote on Executive Compensation

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables our stockholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC rules. This proposal, commonly known as a "say-on-pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

We are externally managed by our manager pursuant to a management agreement, which provides that our manager is responsible for managing our affairs. We have no employees, including our executive officers. Our executive officers, all of whom are employees of our manager (or one of its affiliates) and engaged in additional capacities for our manager (or one of its affiliates), do not receive compensation from us. Instead, we pay our manager a management fee, and our manager and its affiliates use the proceeds from the management fee, in part, to pay compensation to its officers and personnel, including our executive officers. No specific portion of the management fee is allocated to the compensation of our executive officers. Our manager makes all decisions relating to the compensation of our executive officers based on such factors as our manager may determine are appropriate. We did not pay, and do not intend to pay, any cash compensation to our executive officers, nor did we make any grants of plan-based awards, stock options or stock grants of any kind to any person who was then an executive officer for the fiscal year ended December 31, 2018. We do not provide our executive officers with pension benefits, perquisites or other personal benefits. We do not have any employment agreements with any persons and have no arrangements to make cash payments to our executive officers upon their termination from service as our officers or a change in control of the company.

Notwithstanding that we do not pay our executive officers compensation, we are required by the SEC to seek an advisory vote from our stockholders to approve the compensation of our executive officers as disclosed in this proxy statement. Accordingly, we will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory (non-binding) basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2019 Annual Meeting of Stockholders pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

The say-on-pay vote is advisory, and therefore not binding on the company, our Board of Directors or the Compensation Committee. Our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and evaluate whether any actions are necessary to address those concerns. At the 2018 Annual Meeting of Stockholders, 98% of the votes cast were in favor of the advisory proposal to approve our named executive officers' compensation. Under the Board's current policy, stockholders are given an opportunity annually to cast an advisory vote on this topic.

We are externally managed and do not have any employees. Our executive officers are employees of our manager and do not receive compensation from us.

See **Executive Compensation** for additional detail on our Manager's compensation programs related to our executive officers.

Recommendation of the board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC. This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting.

Approval of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan as Amended and Restated

General

We are asking our stockholders to approve the 2009 Equity Incentive Plan as amended and restated (the "Equity Plan"), which will make 200,000 shares of the company common stock available for issuance to employees, directors and other eligible participants of the company or its affiliates. The Equity Plan was originally approved in 2009 and authorized one million shares. The original plan is scheduled to terminate on June 30, 2019.

Based upon the recommendation of the Compensation Committee , the Board adopted the Equity Plan on February 14, 2019, subject to stockholder approval. The Board recommends that stockholders approve the Equity Plan to permit the company's continued use of equity-based compensation awards. The material terms of the Equity Plan are described below.

Why should you vote FOR approval of the Equity Plan?

Under NYSE rules, listed companies such as the Company are generally not permitted to grant shares of common stock as compensation except under a plan that is approved by stockholders. The Board recommends a vote FOR the approval of the Equity Plan because it will continue to allow us to achieve important business objectives in ways that are consistent with stockholder interests.

■ **Equity compensation facilitates alignment with stockholder interests.**
  Consistent with industry practice and accepted good governance, our manager's compensation philosophy reflects the belief that equity compensation is a critical means of aligning the interests of employees with those of our stockholders. Historically, all equity awards have been made in the form of fully vested shares to our non-executive directors and time-based equity awards to certain employees of our manager who have significant company-related job responsibilities. We believe that this is the best and simplest way to align the interests of our non-executive directors and manager-employees with the interests of our stockholders.

■ **Equity compensation is an important tool to recruit and retain talent.** Our competitors in the industry routinely use equity awards to compensate employees, and our manager's employees who have significant company-related job responsibilities place a high value on equity compensation. Our equity awards are an important component of our manager's compensation program.

■ **The Equity Plan has key features that serve stockholder interests.** The Equity Plan includes best practices with respect to governance and administration of equity compensation programs described in more detail below in **Key Features of the Equity Plan.**

■ **Use of "full-value" awards.** Our equity compensation program favors the use of "full-value" awards for our non-executive directors and certain Invesco employees (as opposed to "appreciation" awards, such as stock options). This can mitigate the potential dilutive effect of equity compensation, because the same value can be delivered in the form of a stock award using fewer shares than would be needed if delivered in the form of a stock option. Although the Equity Plan provides for stock options and stock appreciation rights, the company has never granted stock options or stock appreciation rights, and it does not intend to do so in the foreseeable future. See **Key Data** below for information on our "overhang" and "run rate."

Key features of the equity plan

The Equity Plan includes a number of features that promote best practices and protect stockholder interests, including:

Independent committee	Administered by the Compensation Committee, which is composed entirely of independent directors who meet the SEC and NYSE standards for independence.
No "evergreen" provision	Fixed number of shares available for grant that will not automatically increase because of an "evergreen" feature.
Double-trigger change-in-control provision	Includes a double-trigger change-in-control provision that provides for the accelerated vesting of awards assumed following a change in control if a participant's employment is terminated by the company involuntarily (other than for cause or unsatisfactory performance) or by the participant for good reason within a prescribed period of time.
No loans against or transferability of awards	Prohibits participants from borrowing against or transferring awards.
No excise tax gross ups	Prohibits tax gross ups on awards.
Minimum vesting requirements	Provides a minimum vesting period of two years for time-based awards. Our time-based equity awards generally vest over a period of four years. Provides a minimum vesting period of one-year for stock options and SARs.
No liberal share recycling	Prohibits share recycling for stock options and stock appreciation rights.
Best practices for stock options and stock appreciation rights	– No grants of discounted options or stock appreciation rights; – No use of reload options; and – No repricing of stock options or stock appreciation rights without stockholder approval.
Material amendments require stockholder approval	Material changes, including a material increase in authorized shares, require stockholder approval.

Key data

We believe that our historical share usage and proposed Equity Plan are prudent and in the best interests of our stockholders.

Run rate

"Run rate" provides a measure of our annual share utilization relative to the number of shares outstanding. As shown in the following table, the company's three-year average run rate was less than one percent (1%).

	2018	2017	2016
Granted during the year	7,055	8,115	21,099
Weighted average shares outstanding (basic) (in millions)	111.6	111.6	112.0
Run rate	<1%	<1%	<1%

Overhang and unvested share awards

"Overhang" refers to potential stockholder dilution represented by outstanding employee equity awards and shares available for future grant. Overhang is equal to the sum of outstanding awards plus shares available for grant, divided by common shares outstanding.

	Outstanding awards[1]	Shares available for grant[2]	Common shares outstanding[3]	Overhang
As of December 31, 2018	11,051	761,746	111,637,035	0.69%

1 The company has no outstanding stock options or stock appreciation rights.
2 Assuming that our stockholders approve the Equity Plan, the number of shares available for grant as of May 3, 2019 will be reduced to 200,000.
3 Represents basic weighted average shares oustanding.

Information regarding other equity compensation plans

The following table sets forth information about common shares that may be issued under our existing equity compensation plans as of December 31, 2018.

Equity compensation plan information

(As of December 31, 2018) Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average Exercise price of Outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by stockholders[1]	–	–	761,746
Equity compensation plans not approved by stockholders	–	–	–
Total	–	–	761,746

1 Represents the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan

Impact on dilution

As noted above, the Equity Plan will authorize the issuance of up to 200,000 shares, a reduction from the 761,746 shares currently available under the Equity Plan, which represents approximately 0.16% of our outstanding common shares as of March 4, 2019. The Board believes that the potential dilution resulting from these additional shares is reasonable and that the issuance of these additional shares will provide an appropriate incentive for employees to increase the value of the company for stockholders. Based on historical grant levels and the company's current stock price, the company anticipates that the shares available for grant under the Equity Plan will be sufficient to provide projected equity incentives until our 2023 Annual General Meeting.

Summary of terms of the equity plan

The following summary describes the most significant terms of the Equity Plan. This summary is not intended to be complete and is qualified in its entirety by reference to the Equity Plan, a copy of which is attached as Appendix A to this Proxy Statement.

General. Under the terms of the Equity Plan, the Compensation Committee will have the authority to grant restricted stock, restricted stock units, stock options, stock appreciation rights ("SARs") and other stock-based awards. We anticipate that we will continue our current practice of granting restricted stock units to select employees of our manager and other stock-based awards to our non-executive directors. We have never granted stock options or SARs.

Eligibility. Awards under the Equity Plan can be made to current and prospective employees of our manager, non-executive directors and consultants of the company or any of its affiliates. There are currently seven employees of our manager that hold equity grants under the Equity Plan. In addition, each of our five non-executive directors receive quarterly stock-based awards under the Equity Plan.

Shares subject to the Equity Plan. The maximum number of common shares of the company that can be issued under the Equity Plan is 200,000.

Shares delivered in connection with awards under the Equity Plan may be shares that are authorized but unissued shares, shares held by the company as treasury shares or, if required by local law, shares delivered from a trust established pursuant to applicable law.

Share Counting. Under the following circumstances, shares that are subject to awards granted under the Equity Plan shall not be counted for purposes of the limits on the total number of shares that can be issued under the Equity Plan or the number of shares that can be issued as incentive stock options in the following circumstances:

- The award is forfeited, canceled or terminates, expires or lapses without shares having been delivered;
- The award is settled in cash; or
- The shares are withheld by the company to satisfy all or part of any tax withholding obligation related to an award of restricted stock or restricted stock units.

Shares tendered or withheld by the company in payment of the exercise price of stock options or SARs or to satisfy all or part of any tax withholding obligation related to such stock option or SAR shall be counted as shares that were issued under the Equity Plan.

Limits on incentive stock options. The total number of shares that can be issued pursuant to incentive stock options cannot exceed 2,000 under the Equity Plan.

Administration. The Equity Plan will continue to be administered by the Compensation Committee of the Board, unless the Board appoints a different committee. The committee will consist of two or more "non-employee directors" as defined in Rule 16b-3 under the Exchange Act. The committee is authorized to establish administrative rules and procedures, select the eligible individuals to whom awards will be granted, determine the types of awards and the number of shares covered by the awards and establish the terms and conditions for awards. The committee may delegate its authority to administer the Equity Plan to one or more persons, subject to applicable law. All decisions made by the committee with respect to the Equity Plan will be final and binding on all persons.

Types of awards. The Equity Plan authorizes awards in the form of restricted stock, restricted stock units, stock options, SARs and other stock-based awards.

- **Restricted stock.** Awards of restricted stock are actual shares of common stock that are issued to a participant, but that are subject to forfeiture if the participant does not remain employed by the company for a certain period of time, certain performance conditions are not met, or both circumstances are not met. Except for these restrictions and any others imposed by the committee, the participant will generally have all of the rights of a stockholder with respect to the restricted stock, including the right to vote the restricted stock and the right to receive dividends and other distributions paid or made with respect to the restricted stock.

- **Restricted stock units.** An award of restricted stock units represents a contractual obligation of the company to deliver a number of shares, an amount in cash or a combination of shares and cash equal to the specified number of shares subject to the award. Restricted stock units are subject to forfeiture if the participant does not remain employed by the company for a certain period of time, certain performance conditions are not met, or both circumstances are not met. The committee may also provide that dividend equivalents will be paid with respect to restricted stock units.

- **Other stock-based awards.** The Equity Plan provides for the award of company shares and other awards that are valued by reference to our shares. Other stock-based awards may only be granted in lieu of compensation that would otherwise be payable to the participant. Non-executive director awards are considered a form of other stock-based awards. Each year, the committee establishes the form and value of such stock-based awards for non-executive directors for the upcoming year. Such awards are subject to the non-executive director stock ownership policy.

- **Stock options and SARs.** A stock option is an award that gives the participant the right, but not the obligation, to purchase a specified number of company shares at a specified price for a stated period of time. Stock options may be granted in the form of incentive stock options, which are intended to qualify for favorable treatment for the recipient under U.S. federal tax law, or as non-qualified stock options, which do not qualify for this favorable tax treatment. SARs represent the right to receive an amount in cash, shares or both equal to the fair market value of the shares subject to the award on the date of exercise minus the exercise price of the award.

As noted above, the Equity Plan provides for stock options and SARs even though the company has never granted stock options or SARs. If stock options or SARs are granted under the Equity Plan, they will be subject to the following limitations:

- **No discounted stock options or SARs –** All stock options and SARs must have an exercise price that is not less than the fair market value of the underlying shares on the date of grant.

- **No reloads –** The grant of a stock option will not be conditioned on the delivery of shares to the company in payment of an exercise price or satisfaction of a withholding or other payment obligation (i.e., a "reload option").

- **No repricing –** Repricing of stock options or SARs is not permitted without stockholder approval.

- **Term –** The term of a stock option or SAR cannot exceed 10 years.

- **No liberal share recycling –** Share recycling for stock options and SARs is prohibited.

- **Minimum vesting requirements –** The Equity Plan provides a minimum vesting period of one year for stock options and SARs.

Minimum vesting requirements

Restricted stock and restricted stock units. Except with respect to the death, disability or involuntary termination (other than for cause or unsatisfactory performance) of a participant or the occurrence of a corporate transaction (including a change of control) or special circumstances determined by the committee, an award of restricted stock or restricted stock units subject solely to continued services shall have a minimum vesting period of not less than two years from the date of grant (permitting pro rata vesting over such time). Time-based and performance-based restricted stock awards and restricted stock units generally vest over a four-year period. In practice, the company has never granted performance-based restricted stock or restricted stock units.

Other stock-based awards. The amount and form of awards granted to non-employee directors are fixed from time-to-time by the committee. It is our practice that non-executive awards are fully vested and of the grant date.

Stock options and SARs. Stock options and SARs are subject to a one year minimum vesting period. As noted above, the company has never granted stock options or SARs.

Termination of employment/services. Except as otherwise provided in an award agreement, all unvested awards under the Equity Plan are forfeited when a participant terminates employment with, or ceases performing services for, the company.

Effect of a change of control. Awards that are not assumed in connection with a change of control will immediately vest at 100 percent. In the event of a change of control, with respect to awards that are assumed by the acquirer, upon the participant's termination of employment during the 24 months following a change in control (i) by the company (other than for cause or unsatisfactory performance) or (ii) by the participant for good reason (as defined in the Equity Plan), awards will vest at 100 percent unless otherwise provided in an award agreement.

Changes in capitalization and other corporate events. In the case of events affecting the capital structure of the company or certain corporate events such as a merger, the committee shall make adjustments and substitutions to shares reserved for issuance, awards limits, the number of shares subject to outstanding awards and the exercise price of outstanding awards under the Equity Plan as it deems equitable and appropriate. The committee may also adjust performance goals to reflect unusual or non-recurring events and extraordinary items and for other similar reasons.

Non-transferability. Awards under the Equity Plan cannot be sold, assigned, transferred, pledged or otherwise encumbered, except by will and the laws of descent and distribution.

Tax withholding; no gross ups. The participant is responsible for all taxes legally due from a participant. Except as otherwise provided in an award agreement, withholding obligations under the Equity Plan may be settled in shares.

Plan amendments and changes. The Board of Directors or the committee may amend, alter or discontinue the Equity Plan, but no change is permitted without a participant's consent to the extent that it would materially impair the participant's rights under an outstanding award unless the change is made to comply with applicable law or stock exchange rules or to prevent adverse tax consequences to the company or a participant. In addition, no amendment will be made without the approval of the company's stockholders if approval is required by applicable law or the listing standards of an applicable exchange.

Effective date. The Equity Plan will be effective on of the date that it is approved by our stockholders, as requested herein, and will terminate on the tenth anniversary of the effective date.

Certain U.S. federal income tax consequences

The following discussion is intended only as a general summary of the material U.S. federal income tax consequences of awards issued under the Equity Plan for the purposes of stockholders considering how to vote on this proposal. It is not intended as tax guidance to participants in the Equity Plan. This summary does not take into account certain circumstances that may change the income tax treatment of awards for individual participants, and it does not describe the state or local income tax consequences of any award or the taxation of awards in jurisdictions outside of the U.S.

Restricted stock awards and restricted stock units. The fair market value of stock granted under a restricted stock award is generally includable by the participant as ordinary income when the award vests. In the case of restricted stock unit awards, any cash and the fair market value of any stock issued as payment under the awards is includible as ordinary income when paid. Any dividends or dividend equivalents paid on unvested restricted stock and restricted stock units are treated as ordinary income when paid.

Stock options and SARs. The grant of a stock option or SAR generally has no tax consequences for a participant or the company. The exercise of an incentive stock option generally does not have tax consequences for a participant or the company, except that it may result in an item of adjustment for alternative minimum tax purposes for the participant. If a participant holds the shares acquired through the exercise of an incentive stock option for the time specified in the Code, any gain or loss arising from a subsequent disposition of the shares will be taxed as long-term capital gain or loss. If the shares are disposed of before the holding period is satisfied, the participant will recognize ordinary income equal to the lesser of (a) the amount realized upon the disposition and (b) the fair market value of such shares on the date of exercise minus the exercise price paid for the shares.

A participant recognizes ordinary income upon the exercise of a nonqualified stock option equal to the fair market value of the shares minus the exercise price for the shares. Upon the exercise of a SAR, the participant recognizes ordinary income equal to the amount paid to the participant, in cash and shares that represents the excess of the fair market value of a SAR over its exercise price. Any subsequent disposition of shares acquired through the exercise of a nonqualified stock option or a SAR will generally result in capital gain or loss, which may be short- or long-term, depending upon the holding period for the shares.

Deductions by the company. Except as explained below, the company generally is entitled to a deduction equal to the amount included in the ordinary income of participants and does not receive a deduction for amounts that are taxable to participants as capital gain.

Section 409A. The grant of certain types of incentive awards under the Equity Plan may be subject to the requirements of Section 409A of the Code. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, a participant may be subject to tax on all or a portion of the award earlier than the times described above, and additional taxes, penalties and interest could apply. Stock options, SARs and restricted stock awards that comply with the terms of the Equity Plan are intended to be exempt from the requirements of Section 409A. Restricted stock units granted under the Equity Plan may be subject to the requirements of Section 409A but are intended to comply with those requirements to avoid early taxation, additional taxes, penalties and interest. Notwithstanding the foregoing, the company is not responsible for any taxes, penalties or interest imposed with respect to any awards granted under the Equity Plan, including taxes, penalties or interest imposed under Section 409A.

New plan benefits

We currently expect that, if the Equity Plan is approved by our stockholders, the first grants made under the Equity Plan will be to our non-executive directors in May 2019 in connection with the payment of their quarterly stock award. Thereafter, we expect that non-executive directors will continue to receive their quarterly stock awards. See **Director Compensation** above for more information about compensation paid to our directors. The committee has not yet determined, and we cannot now anticipate, what other grants will be made under the Equity Plan if it is approved. It is likely that amounts under the Equity Plan will be made during the next annual incentive compensation cycle to select employees of the manager.

The closing price of our shares on the New York Stock Exchange on March 4, 2019 was $15.87 per share.

Recommendation of the board
The board of directors unanimously recommends a vote "FOR" the approval of the Equity Plan. This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

Appointment of Independent Registered Public Accounting Firm

General

The Audit Committee of the Board has proposed the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the company's consolidated financial statements for the fiscal year ending December 31, 2019 and to audit the company's internal control over financial reporting as of December 31, 2019.

During and for the fiscal year ended December 31, 2018, PwC audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. PwC also rendered an opinion on the company's internal control over financial reporting as of December 31, 2018. See **Fees Paid to Independent Registered Public Accounting Firm** below. Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

Recommendation of the board

THE BOARD RECOMMENDS A VOTE "FOR" THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019. Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting. If the appointment is not approved, the Audit Committee may reconsider the selection of PwC as the company's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our stockholders.

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors, with the approval of the stockholders, engaged PwC to perform an annual audit of the company's consolidated financial statements for fiscal year 2018. The following table sets forth the approximate aggregate fees billed or expected to be billed to the company by PwC for fiscal years 2018 and 2017 for the audit of the company's annual consolidated financial statements and for other services rendered by PwC.

(amounts in thousands)	Year ended December 31, 2018	Year ended December 31, 2017
Audit fees[1]	$1,316	$1,395
Audit-related fees[2]	–	–
Tax fees[3]	–	–
All other fees[4]	$1	–
Total	$1,317	$1,395

1 Audit Fees consist of fees and related expenses billed for the audit of the consolidated financial statements and services provided by PwC in connection with statutory and regulatory filings or engagements. The audit fees include fees and expenses in connection with quarterly and annual reports and the issuance of consents by PwC to be named in, and the use of their audit report in, our registration statements.
2 Audit-Related Fees consist of fees and expenses billed for assurance and related professional services. PwC did not perform any audit-related services.
3 Tax Fees consist of professional services related to federal and state tax compliance and tax planning. PwC did not perform any tax services.
4 All Other Fees consist of any fees and expenses for professional services not included in one of the other categories. All Other Fees for 2018 consisted entirely of a subscription for a license for financial statement disclosure research.

Pre-Approval Process and Policy

All audit and non-audit services provided to the company and its subsidiaries by PwC during 2018 were either specifically approved or pre-approved.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by our independent auditor. The policy is designed to ensure that the auditor's independence is not impaired. The policy sets forth the Audit Committee's views on audit, audit-related, tax and other services. It provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the Audit Committee or fall into one of the defined categories that have been pre-approved. The policy defines the services and the estimated range of fees for such services that the committee has pre-approved. The term of any such categorical approval is from the date of pre-approval to the next annual update of such pre-approval, unless the committee specifically provides otherwise, and the policy requires the related fee levels to be set annually. Where actual invoices in respect of any service are materially in excess of the estimated range, the committee must approve such excess amount prior to payment. The policy also prohibits the company from engaging the auditor to provide certain defined non-audit services that are prohibited under SEC rules. Under the policy, the Audit Committee may delegate pre-approval authority to one or more of its members, but may not delegate such authority to the company's management. Under the policy, our management must inform the Audit Committee of each service performed by our independent auditor pursuant to the policy. Requests to the Audit Committee for separate approval must be submitted by both the independent auditor and our chief financial officer and the request must include a joint statement as to whether it is deemed consistent with the SEC's and Public Company Accounting Oversight Board's ("PCAOB") rules on auditor independence.

Report of the Audit Committee

Membership and role of the audit committee
The Audit Committee consists of Mr. Day (chairperson), Ms. Handlon, Mr. Hardin, Mr. Lientz and Mr. Lockhart. Each of the members of the Audit Committee is independent as such term is defined under the NYSE listing standards and applicable law. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements. The Audit Committee's function is more fully described in its written charter, which is available on the company's website.

Review of the company's audited consolidated financial statements for the fiscal year ended December 31, 2018
The Audit Committee has reviewed and discussed the audited financial statements of the company for the fiscal year ended December 31, 2018 with the company's management. The Audit Committee has discussed with PwC, the company's independent registered public accounting firm, the matters required to be discussed by professional auditing standards. The Audit Committee has also received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed the independence of PwC with that firm. Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the company's audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 for filing with the Securities and Exchange Commission.

Respectfully submitted by the Audit Committee:

John S. Day (chairperson)
Carolyn B. Handlon
Edward J. Hardin
James R. Lientz, Jr.
Dennis P. Lockhart

General Information Regarding the Annual Meeting

Questions and answers about voting your common shares

Q. Why did I receive this Proxy Statement?

You have received these proxy materials because the company's Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting on May 3, 2019. This proxy statement includes information that is designed to assist you in voting your shares and information that we are required to provide to you under the rules of the SEC.

Q. What is a proxy?

A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the following persons to vote your shares at the Annual Meeting: Edward J. Hardin, Chairperson of the Board of Directors; John M. Anzalone, Chief Executive Officer; Kevin Collins, President; R. Lee Phegley, Jr., Chief Financial Officer and Robert H. Rigsby, Vice President and Secretary.

Q. Why did I not receive my proxy materials in the mail?

As permitted by rules of the SEC, we are making this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 ("Annual Report") available to our stockholders electronically via the Internet. The "e-proxy" process expedites stockholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual Meeting.

On March 15, 2019, we mailed to stockholders of record as of the close of business on March 4, 2019 ("Record Date") a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement, our Annual Report and other soliciting materials via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice for requesting such materials.

Q. Who is entitled to vote?

Each holder of record of company common stock on the Record Date is entitled to attend and vote at the Annual Meeting.

Q. What is the difference between holding shares as a "stockholder of record" and as a "beneficial owner"?

- **Stockholders of record.** You are a stockholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent.

- **Beneficial owner.** You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see "What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?" below for additional information.

- The company has requested banks, brokerage firms and other nominees who hold shares of our common stock on behalf of beneficial owners of the shares as of the close of business on the Record Date to forward the Notice to those beneficial owners. The company has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Q. How many votes do I have?

Every holder of a share of common stock on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual Meeting and to one vote per share on each other matter presented at the Annual Meeting. On the Record Date, there were 127,695,497 shares of common stock outstanding and entitled to vote at the Annual Meeting.

Q. What proposals are being presented at the Annual Meeting?

The company intends to present proposals numbered one, two, three and four for stockholder consideration and voting at the Annual Meeting. These proposals are for:

1. Election of seven (7) members of the Board of Directors;

2. Advisory vote to approve the company's executive compensation;

3. Approval of Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan as Amended and Restated; and

4. Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual Meeting, the company does not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the proxies received from our stockholders give the proxy holders the authority to vote on such matter in their discretion.

Q. How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote:

- FOR the election of the seven (7) directors nominated by our Board and named in this proxy statement;
- FOR the approval, on an advisory basis, of the compensation of our named executive officers;
- FOR the approval of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan as Amended and Restated; and
- FOR the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Q. How do I attend the Annual Meeting?

All stockholders are invited to attend the Annual Meeting. An admission ticket (or other proof of share ownership) and some form of government-issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual Meeting. Only stockholders who own company common stock as of the close of business on the Record Date and invited guests will be entitled to attend the meeting. An admission ticket will serve as verification of your ownership. Registration will begin at 12:00 p.m. Eastern Time and the Annual Meeting will begin at 1:00 p.m. Eastern Time.

- If your company shares are registered in your name and you received or accessed your proxy materials electronically via the Internet, click the appropriate box on the electronic proxy card or follow the telephone instructions when prompted and an admission ticket will be held for you at the check-in area at the Annual Meeting.
- If you received your proxy materials by mail and voted by completing your proxy card and checked the box indicating that you plan to attend the meeting, an admission ticket will be held for you at the check-in area at the Annual Meeting.

- If your company shares are held in a bank or brokerage account, contact your bank or broker to obtain a written legal proxy in order to vote your shares at the meeting. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your shares, but you can still attend the Annual Meeting if you bring a recent bank or brokerage statement showing that you owned our common stock on the Record Date. You should report to the check-in area for admission to the Annual Meeting.

Q. How do I vote and what are the voting deadlines?

You may vote your shares in person at the Annual Meeting or by proxy. There are three ways to vote by proxy:

- **Via the Internet:** You can submit a proxy via the Internet until 11:59 p.m. Eastern Time on May 2, 2019, by accessing the web site http://www.envisionreports.com/IVR and following the instructions you will find on the web site. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded.

- **By telephone:** You can submit a proxy by telephone until 11:59 p.m. Eastern Time on May 2, 2019, by calling toll-free 1-800-652-VOTE (8683) (from the U.S. and Canada) and following the instructions.

- **By mail:** If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common stock in an account with a bank or broker (i.e. in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on May 2, 2019.

Even if you plan to be present at the Annual Meeting, we encourage you to vote your common stock by proxy using one of the methods described above. Stockholders of record who attend the meeting may vote their common stock in person, even though they have sent in proxies.

Q. May I change or revoke my vote?

Yes. You may change your vote in one of several ways at any time before it is cast at the Annual Meeting:

- Grant a subsequent proxy via the Internet or telephone;

- Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy;

- Notify our Secretary in writing before the Annual Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or

- If you are a stockholder of record, or a beneficial owner with a proxy from the stockholder of record, vote in person at the Annual Meeting.

Q. What will happen if I do not vote my shares?

- **Stockholders of record.** If you are the stockholder of record of your shares and you do not vote in person at the Annual Meeting, or by proxy via the Internet, by telephone, or by mail, your shares will not be voted at the Annual Meeting.

- **Beneficial owners.** If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under the rules of the New York Stock Exchange, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal No. 4, but does not have discretion to vote your shares on non-routine matters, such as Proposals No. 1, 2 and 3. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals No. 1, 2 and 3, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. Pursuant to Maryland law, broker non-votes and abstentions are not included in the determination of the shares of common stock voting on such matter, but are counted for quorum purposes. **We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.**

Q. What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?

- **Stockholders of record.** If you are a stockholder of record and you submit a proxy, but you do not provide voting instructions, all of your shares will be voted FOR Proposals No. 1, 2, 3 and 4.

- **Beneficial owners.** If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal No. 4, but do not have discretion to vote on non-routine matters, such as Proposals No. 1, 2 and 3. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal No. 4 and any other routine matters properly presented for a vote at the Annual Meeting.

Q. What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

It means you own company common stock in more than one account, such as individually and jointly with another person. **Please vote all of your common stock.** Please see the section entitled Householding of Proxy Materials below for information on how you may elect to receive only one Notice.

Q. What is a quorum?

A quorum is necessary to hold a valid meeting. The presence, in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum for the conduct of business.

Q. What vote is required in order to approve each proposal?

For each proposal, the affirmative vote of a majority of the votes cast on such proposal at the Annual Meeting is required. Votes "cast" include only votes cast with respect to shares present in person or represented by proxy and excludes abstentions and broker non-votes.

Q. How will voting on any other business be conducted?

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual Meeting, we do not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the persons named as proxies will vote on the matter in their discretion.

Q. What happens if the Annual Meeting is adjourned or postponed?

Your proxy will still be effective and will be voted at the rescheduled Annual Meeting. You will still be able to change or revoke your proxy until it is voted.

Q. Who will count the votes?

A representative of Computershare, our transfer agent, will act as the inspector of election and will tabulate the votes.

Q. How can I find the results of the Annual Meeting?

Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four (4) business days after the Annual Meeting.

Important additional information

Costs of solicitation
The cost of solicitation of proxies will be paid by the company. We have retained Alliance Advisors LLC to solicit proxies for a fee of approximately $6,500 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Invesco personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report on Form 10-K will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Principal executive offices
Our principal executive office is located at 1555 Peachtree Street, NE, Atlanta, Georgia 30309. Our telephone number is (404) 892-0896.

Stockholder proposals for the 2020 annual meeting
In accordance with the rules established by the SEC, any stockholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement for next year's annual meeting of stockholders must be received by us no later than 120 days before the anniversary of the date of this Proxy Statement (e.g. not later than November 16, 2019). Such proposals should be sent to our Secretary in writing to Invesco Mortgage Capital Inc., Attn: Office of the Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Bylaws, and must be a proper subject for stockholder action under Maryland law.

A stockholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with SEC proxy rules, Maryland law, our Bylaws and other legal requirements, without seeking to have the proposal included in the company's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under our Bylaws, notice of such a proposal must generally be provided to our Secretary not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. The period under our Bylaws for receipt of such proposals for next year's meeting is thus from October 17, 2019 to November 16, 2019. (However, if the date of the annual meeting is advanced or delayed by more than 30 days from such anniversary date, any notice by a stockholder of business or the nomination of directors for election or reelection to be brought before the annual meeting to be timely must be so delivered (i) not earlier than the 150th day prior to such annual meeting and (ii) not later than 5:00 p.m., Eastern Time on the later of (A) the 120th day prior to such annual meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.) SEC rules permit proxyholders to vote proxies in their discretion in certain cases if the stockholder does not comply with these deadlines, and in certain other cases notwithstanding compliance with these deadlines.

United States Securities and Exchange Commission reports
A copy of the company's Annual Report on Form 10-K, including financial statements, for the fiscal year ended December 31, 2018 (the "Annual Report"), is being furnished concurrently herewith to all stockholders as of the Record Date. Please read it carefully.

Stockholders may obtain a copy of the Annual Report, without charge, by visiting the company's website or by submitting a request to our Secretary at: company.secretary@invescomortgagecapital.com or by writing Invesco Mortgage Capital Inc., Attn: Office of the Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309. Upon request to our Secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Householding of proxy materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for Proxy Statements and Annual Reports with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement and Annual Report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's common stock will be householding the company's proxy materials or the Notice. Accordingly, a single copy of the proxy materials or Notice will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials or copies of the Notice, please notify your bank or broker, or contact our Secretary at: company.secretary@invescomortgagecapital.com, or by mail to Invesco Mortgage Capital Inc., Attn: Office of the Secretary, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by telephone to 404-892-0896. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's proxy materials or the Notice to a stockholder at a shared address to which a single copy of the applicable document was delivered. Stockholders who currently receive multiple copies of the proxy materials or the Notice at their address and would like to request householding of their communications should contact their bank or broker or the Company Secretary at the contact address and telephone number provided above.

Appendix A

Invesco Mortgage Capital Inc.
2009 Equity Incentive Plan (Amended and Restated effective May 3, 2019)

1. Purpose
The purpose of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan (the "**Plan**") is to give Invesco Mortgage Capital, Inc., a Maryland corporation (the "**Company**") a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company, Participating Companies, and any Affiliates with a long-term incentive plan providing incentives directly linked to Stockholder value.

2. Effective Date and Term of Plan
The Plan was initially effective as of June 30, 2009 and was amended and restated effective as of January 1, 2016. This amendment and restatement is adopted by the Board on February 14, 2019 and is effective as of the date that it is approved by the Stockholders of the Company (the "Effective Date"). This amendment and restatement is effective with respect to Awards made on or after May 3, 2019. Awards may be granted under the Plan until the date that is ten years after the Effective Date, unless the Plan is discontinued earlier pursuant to Section 14.

3. Types of Awards
Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards may be granted under the Plan.

4. Definitions
Except as otherwise specifically provided in an Award Agreement, each capitalized word, term or phrase used in the Plan shall have the meaning set forth in this Section 4 or, if not defined in this Section, the first place that it appears in the Plan.

"**Affiliate**" means a corporation or other entity controlled by, controlling or under common control with, the Company; provided, however, that solely for purposes of determining whether a Participant has a Termination of Service that is a "separation from service" within the meaning of Section 409A of the Code, an "Affiliate" of a corporation or other entity means all other entities with which such corporation or other entity would be considered a single employer under Sections 414(b) or 414(c) of the Code.

"**Applicable Exchange**" means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Shares.

"**Award**" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Other Stock-Based Award granted pursuant to the terms of the Plan.

"**Award Agreement**" means a written document or agreement setting forth the terms and conditions of a specific Award and any addendum thereto.

"**Beneficiary**" means the person(s) or trust(s) entitled by will or the laws of descent and distribution to receive any amounts payable or exercise any applicable rights under the Participant's Awards after the Participant's death.

"Board" means the Board of Directors of the Company.

"Cause" means, with respect to a Participant, (i) if such Participant is a party to an Individual Agreement at the time of the Termination of Service that defines such term (or word(s) of similar meaning), the meaning given in such Individual Agreement or (ii) if there is no such Individual Agreement or if it does not define Cause (or word(s) of similar meaning): (A) the Participant's plea of guilty or *nolo contendere* to, or conviction of, (1) a felony (or its equivalent in a non-United States jurisdiction) or (2) other conduct of a criminal nature that has or is likely to have a material adverse effect on the reputation or standing in the community of the Company, Participating Company, or any Affiliates, as determined by the Committee in its sole discretion, or that legally prohibits the Participant from working for the Company, Participating Company, or any Affiliates; (B) a breach by the Participant of a regulatory rule that adversely affects the Participant's ability to perform the Participant's employment duties to the Company, Participating Company, or any Affiliates in any material respect; (C) the Participant's failure, in each case in any material respect, to (1) perform the Participant's employment duties, (2) comply with the applicable policies of the Company, Participating Company, or any Affiliates, (3) follow reasonable directions received from the Company, Participating Company, or any Affiliates or (4) comply with covenants contained in any Individual Agreement or Award Agreement to which the Participant is a party; or (D) with respect to Participants employed outside of the United States, such other definition as may be codified under local laws, rules and regulations. With respect to a Participant's termination of directorship, "Cause" shall include only an act or failure to act that constitutes cause for removal of a director under the Company's bylaws.

"Change in Control" means any of the following events:
(i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty-five percent (25%) or more of either (A) the then outstanding shares of the Company (the "Outstanding Company Shares") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company; (2) any acquisition by the Company; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (4) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) below; or

(ii) during any period of twelve (12) consecutive months, individuals who, as of January 1, 2019, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to January 1, 2019 whose election, or nomination for election by the Company's Stockholders, was approved by a vote of at least two-thirds (2/3) of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (each, a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Shares and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation or other entity resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction of the Outstanding Company Shares and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan or related trust of the Company or of such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, twenty-five percent (25%) or more of, respectively, the then outstanding shares of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (C) at least a majority of the members of the board of directors of the corporation (or other governing board of a non-corporate entity) resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

(iv) approval by the Stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, an event described above shall be a Change in Control with respect to an Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code only if such event is also a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A of the Code to the extent necessary to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section, regulations and guidance.

"Committee" means the Compensation Committee of the Board or such other committee or subcommittee of the Board as may be appointed by the Board to act as the Committee under the Plan. If at any time there is no such Compensation Committee or other committee or subcommittee appointed by the Board, the Board shall be the Committee. The Committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a "non-employee director" as defined in Rule 16b-3 of the Exchange Act and, to the extent required by Section 162(m) of the Code, an "outside director" as defined under Section 162(m) of the Code. Any member of the Committee who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Committee to the extent required to comply with Rule 16b-3 of the Exchange Act or Section 162(m) of the Code.

"Disability" means, with respect to a Participant, (i) a "disability" (or words of similar meaning) as defined in any Individual Agreement to which the Participant is a party or (ii) if there is no such Individual Agreement or it does not define "disability" (or words of similar meaning): (A) a permanent and total disability as determined under the long-term disability plan applicable to the Participant; (B) if there is no such plan applicable to the Participant, "Disability" as determined by the Committee in its sole discretion; or (C) with respect to Participants employed outside the United States, such other definition as may be codified under local laws, rules and regulations. The Committee may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition. Notwithstanding the foregoing, with respect to an Incentive Stock Option, "Disability" shall mean a "Permanent and Total Disability" as defined in Section 22(e)(3) of the Code and, with respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Disability" shall mean a "disability" as defined under Section 409A of the Code to the extent necessary to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder.

"Disaffiliation" means an Affiliate's or business division's ceasing to be an Affiliate or business division for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Affiliate or a sale of a business division of the Company).

"Eligible Individuals" means non-employee directors, officers, employees and consultants of the Company or any of its Affiliates, including a Participating Company, and prospective officers, employees and consultants who have accepted offers of employment or consultancy from a Company Affiliate or a Participating Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to any specific section of the Exchange Act shall be deemed to include such regulations and guidance issued thereunder, as well as any successor section, regulations and guidance.

"Fair Market Value" means, unless otherwise determined by the Committee, the closing price of a Share on the Applicable Exchange on the date of measurement or, if Shares are not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares are traded, all as reported by such source as the Committee may select. If the Shares are not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion.

"Good Reason" means, with respect to a Participant, during the 24-month period following a Change in Control, actions taken by the Company, Participating Company, or any Affiliates resulting in a material negative change in the employment relationship of the Participant who is an officer or an employee including, without limitation:

(i) the assignment to the Participant of duties materially inconsistent with the Participant's position (including status, titles and reporting requirements), authority, duties or responsibilities, or a material diminution in such position, authority, duties or responsibilities, in each case from those in effect immediately prior to the Change in Control;

(ii) a material reduction of the Participant's aggregate annual compensation, including, without limitation, base salary and annual bonus opportunity, from that in effect immediately prior to the Change in Control;

(iii) a change in the Participant's principal place of employment that increases the Participant's commute by 40 or more miles or materially increases the time of the Participant's commute as compared to the Participant's commute immediately prior to the Change in Control; or

(iv) any other action or inaction that constitutes a material breach by the Company, Participating Company, or any Affiliates of any Individual Agreement.

In order to invoke a Termination of Service for Good Reason, a Participant must provide written notice to the Company, Participating Company, or any Affiliates with respect to which the Participant is employed or providing services of the existence of one or more of the conditions constituting Good Reason within ninety (90) days following the Participant's knowledge of the initial existence of such condition or conditions, specifying in reasonable detail the conditions constituting Good Reason, and the Company shall have thirty (30) days following receipt of such written notice (the "Cure Period") during which it may remedy the condition. In the event that the Company, Participating Company, or any Affiliate fails to remedy the condition constituting Good Reason during the applicable Cure Period, the Participant's Termination of Service must occur, if at all, within ninety (90) days following such Cure Period in order for such termination as a result of such condition to constitute a Termination of Service for Good Reason.

"Grant Date" means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award, establishes the number of Shares to be subject to such Award and, in the case of an Option or Stock Appreciation Right, establishes the exercise price of such Award or (ii) such later date as the Committee shall provide in such resolution.

"Incentive Stock Option" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code and otherwise meets the requirements to be an "incentive stock option" set forth in Section 422 of the Code.

"Individual Agreement" means a written employment, consulting or similar agreement between a Participant and the Company, Participating Company, or any Affiliates.

"ISO Eligible Employees" means an employee of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code) or parent corporation (within the meaning of Section 424(e) of the Code), or Participating Company.

"Manager" means Invesco Advisers, Inc. the Company's manager.

"Nonqualified Option" means any Option that is not an Incentive Stock Option.

"Option" means an Incentive Stock Option or Nonqualified Option granted under Section 8.

"Other Stock-Based Award" means an Award of Shares or any other Award that is valued in whole or in part by reference to, or is otherwise based upon, Shares, including (without limitation) unrestricted stock, dividend equivalents and convertible debentures.

"Participant" means an Eligible Individual to whom an Award is or has been granted and who has accepted the terms and conditions of the Plan as set forth in Section 5(f) hereof.

"Participating Company" means the Company, the Subsidiaries, the Manager and any of their respective Affiliates, which with the consent of the Board participates in the Plan.

"Performance Goals" means the performance goals established by the Committee in connection with the grant of Awards. In the case of Qualified Performance-Based Awards, (i) such goals shall be based on the attainment of specified levels of one or more of the following objective measures with regard to the Company (or an Affiliate, Participating Company, business division or other operational unit of the Company): operating revenues, annual revenues, net revenues, clients' assets under management ("AUM"), gross sales, net sales, net asset flows, revenue weighted net asset flows, cross selling of investment products across regions and distribution channels, investment performance by account or weighted by AUM (relative and absolute performance), investment performance ratings as measured by recognized third parties, risk adjusted investment performance (information ratio, Sharpe ratio), expense efficiency ratios, expense management, operating margin, adjusted operating margin, net revenue yield on AUM, client redemption rates and new account wins and size of pipeline, market share, customer service measures or indices, success of new product launches as measured by revenues, asset flows, AUM and investment performance, profit margin, operating profit margin, earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, adjusted earnings per share, diluted earnings per share, adjusted diluted earnings per share, earnings per share growth, adjusted earnings per share growth, diluted earnings per share growth, adjusted diluted earnings per share growth, operating income (including pre-cash bonus operating income or pre-incentive operating income), adjusted operating income (including pre-cash bonus adjusted operating income or pre-incentive adjusted operating income), cash bonus expense, incentive expense, pre- or after-tax income, net income, adjusted net income, free cash flow (operating cash flow less capital expenditures), cash flow per share, return on equity (or return on equity adjusted for goodwill), return on capital (including return on total capital or return on invested capital), return on investment, stock price appreciation, total stockholder return (measured in terms of stock price appreciation and dividend growth), cost control, business expansion or consolidation, diversification of AUM by investment objectives, growth in global position(AUM domiciled outside of United States), diversified distribution channels, successful integration of acquisitions, market value of a business or group based on independent third-party valuation) or change in working capital, and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code.

"Performance Period" means that period established by the Committee during which any Performance Goals specified by the Committee with respect to such Award are to be measured.

"Qualified Performance-Based Award" means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 13.

"Restricted Stock" means an Award granted under Section 9.

"Restricted Stock Unit" means an Award granted under Section 10.

"Restriction Period" means, with respect to Restricted Stock and Restricted Stock Units, the period commencing on the date of such Award to which vesting restrictions apply and ending upon the expiration of the applicable vesting conditions and/or the achievement of the applicable Performance Goals (it being understood that the Committee may provide that restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period).

"Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

"Share" or **"Shares"** means common shares, par value $0.20 each, of the Company or such other equity securities that may become subject to an Award.

"Stockholder" has the meaning set forth in the Maryland General Corporation Law.

"Stock Appreciation Right" means an Award granted under Section 8(b).

"Subsidiary" means any corporation, partnership, limited liability company or other entity at least 50% of the economic interest in the equity of which is owned, directly or indirectly, by the Company or by another subsidiary.

"Term" means the maximum period during which an Option, Stock Appreciation Right or, if applicable, Other Stock-Based Award may remain outstanding as specified in the applicable Award Agreement.

"Termination of Service" means the termination of the Participant's employment or consultancy with, or performance of services (including as a director) for, the Company, a Participating Company, and any Affiliates or, in the case of a director, when a director no longer holds office as a director of the Company. For Participants employed outside the United States, the date on which such Participant incurs a Termination of Service shall be the earlier of (i) the last day of the Participant's active service with the Company, a Participating Company, and any Affiliates or (ii) the last day on which the Participant is considered an employee of the Company, a Participating Company, and any Affiliates, as determined in each case without including any required advance notice period and irrespective of the status of the termination under local labor or employment laws. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company, a Participating Company, and any Affiliates shall not be considered Terminations of Service. With respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Termination of Service" shall mean a "separation from service" as defined under Section 409A of the Code to the extent required by Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder. A Participant has a separation from service within the meaning of Section 409A of the Code if the Participant terminates employment with the Company, Participating Company and any Affiliates for any reason. A Participant will generally be treated as having terminated employment with the Company, Participating Company, and any Affiliates as of a certain date if the Participant and the Company, Participating Company, or Affiliate that employs the Participant reasonably anticipate that the Participant will perform no further services for the Company, Participating Company, or any Affiliate after such date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) will permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Participant has been providing services for fewer than 36 months); provided, however, that the employment relationship is treated as continuing while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of leave does not exceed six months or, if longer, so long as the Participant retains the right to reemployment with the Company, Participating Company, or any Affiliate.

5. Administration

(a) **Committee**. The Plan shall be administered by the Committee. The Committee shall, subject to Section 13, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee in its sole discretion shall have the authority, subject to the terms and conditions of the Plan:

  (i) to select the Eligible Individuals to whom Awards may from time to time be granted;

  (ii) to determine whether and to what extent Awards are to be granted hereunder;

  (iii) to determine the number of Shares to be covered by each Award granted hereunder;

  (iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine, and to approve the form of Award Agreement and any related addendum;

  (v) to adopt sub-plans and special provisions applicable to Awards granted to Participants employed outside of the United States, which sub-plans and special provisions may take precedence over other provisions of the Plan, and to approve the form of Award Agreement and any related addendum as may be applicable to such Awards;

(vi) subject to Sections 6(e), 8(d), 13 and 14, to modify, amend or adjust the terms and conditions of any Award;

(vii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(viii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto);

(ix) subject to Section 13, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee determines;

(x) to decide all other matters to be determined in connection with an Award;

(xi) to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the Participant;

(xii) to establish any "blackout" period that the Committee deems necessary or advisable; and

(xiii) to otherwise administer the Plan.

(b) **Delegation of Authority.** To the extent permitted under applicable law and Section 13, the Committee may delegate any of its authority to administer the Plan to any person or persons selected by the Committee, including one or more members of the Committee, and such person or persons shall be deemed to be the Committee with respect to, and to the extent of, its or their authority.

(c) **Procedures**.

(i) The Committee may act by a majority of its members and, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 13, through any person or persons to whom it has delegated its authority pursuant to Section 5(b).

(ii) Any authority granted to the Committee may also be exercised by the independent directors of the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(d) **Discretion of Committee and Binding Effect.** Any determination made by the Committee or an appropriately delegated person or persons with respect to the Plan or any Award shall be made in the sole discretion of the Committee or such delegate, including, without limitation, any determination involving the appropriateness or equitableness of any action, unless in contravention of any express term of the Plan. All decisions made by the Committee or any appropriately delegated person or persons shall be final and binding on all persons, including the Company, Participants and Eligible Individuals. Notwithstanding the foregoing, following a Change in Control, any determination by the Committee as to whether "Cause" or "Good Reason" exists shall be subject to de novo review.

(e) **Cancellation or Suspension.** Notwithstanding any other terms of the Plan (other than Section 8(d)), an Award Agreement or an Award, the Committee or an appropriately delegated person or persons, in its or their sole discretion, shall have full power and authority to determine whether, to what extent and under what circumstances any Award or any portion thereof shall be cancelled or suspended and may cancel or suspend any Award or any portion thereof. Without in any way limiting the generality of the preceding sentence, the following are examples, without limitation, of when all or any portion of an outstanding Award to any Participant may be canceled or suspended: (1) in the sole discretion of the Committee or any appropriately delegated person or persons, a Participant materially breaches (A) any duties of Participant's employment (whether express or implied), including without limitation

Participant's duties of fidelity, good faith and exclusive service, (B) any general terms and conditions of Participant's employment such as an employee handbook or guidelines, (C) any policies and procedures of the Company, Participating Company, or any Affiliates applicable to the Participant, or (D) any other agreement regarding Participant's employment with the Company, Participating Company, or any Affiliates, or (2) without the prior written explicit consent of the Committee or any appropriately delegated person or persons (which consent may be granted or denied in the sole discretion of the Committee or such person or persons), a Participant, while employed by, or providing services to, the Company, Participating Company, or any Affiliates, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee or any appropriately delegated person or persons in its or their sole discretion), any business that is in competition with the Company, Participating Company, or any Affiliates or with any business in which the Company, Participating Company, or any Affiliates has a substantial interest, as determined by the Committee or any appropriately delegated person or persons in its or their sole discretion.

(f) **Award Agreements.** The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (including electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Except (i) as otherwise specified by the Committee, in its sole discretion, (ii) as otherwise provided in the Award Agreement, or (iii) in the case of non-executive directors who are not required to sign or accept an Award, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by the Participant receiving the Award (including by electronic signature or acceptance). The Committee, in its sole discretion, may deliver any documents related to an Award or Award Agreement by electronic means. Award Agreements may be amended only in accordance with Section 14.

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6. Shares Subject to Plan

(a) **Plan Maximums.** Subject to adjustment as described in Section 6(e), the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 200,000.

(b) **Individual and Award Limits.** Subject to adjustment as described in Section 6(e),

  (i) no Participant shall be granted Qualified Performance Based-Awards covering more than 5,000 Shares during any calendar year;

  (ii) the maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options shall be 2,000 Shares; and

(c) **Source of Shares.** Shares subject to Awards under the Plan may be authorized but unissued Shares, Shares held by the Company as treasury shares or, if required by local law, Shares delivered from a trust established pursuant to applicable law.

(d) Rules for Calculating Shares Issued; No "Share Recycling" for Options or Stock Appreciation Rights. Shares that are subject to Awards granted under the Plan shall be deemed not to have been issued for purposes of the Plan maximums set forth in Section 6(a) and 6(b)(ii) to the extent that:

  (i) the Award is forfeited or canceled, or the Award terminates, expires or lapses for any reason without Shares having been delivered;

  (ii) the Award is settled in cash; or

  (iii) the Shares are withheld by the Company to satisfy all or part of any tax withholding obligation related to an Award of Restricted Stock or an Award of a Restricted Stock Unit.

Shares that are tendered or withheld by the Company in payment of the exercise price of Options or Stock Appreciation Rights or to satisfy all or part of any tax withholding obligation related to such an Option or Stock Appreciation Right shall be counted as Shares that were issued. For the avoidance of doubt, Shares subject to an Option or a Stock Appreciation Right issued under the Plan that are not issued in connection with the stock settlement of that Option or Stock Appreciation Right upon its exercise shall not again become available for Awards or increase the number of Shares available for grant.

(e) **Adjustment Provision.**

(i) In the event of a merger, consolidation, stock rights offering, liquidation, or similar event affecting the Company, a Participating Company, or any Affiliates (each, a "Corporate Event") or a stock dividend, stock split, reverse stock split, separation, spinoff, Disaffiliation, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board shall make such equitable and appropriate substitutions or adjustments to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 6(a) and 6(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards and (D) the exercise price of outstanding Awards.

(ii) In the case of Corporate Events, such adjustments may include, without limitation, (A) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Event with respect to which Stockholders receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Event over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid), and (B) the substitution of securities or other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards.

(iii) In connection with any Disaffiliation, separation, spinoff, or other similar event, the Committee or the Board may arrange for the assumption of Awards, or replacement of Awards with new awards based on securities or other property (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Affiliate (or Participating Company) or business division or by the entity that controls such Affiliate (or Participating Company) or business division following such event (as well as any corresponding adjustments to Awards that remain based upon Company securities). Such replacement with new awards may include revision of award terms reflective of circumstances associated with the Disaffiliation, separation, spinoff or other similar event.

(iv) The Committee may, in its discretion, adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other Company filings with the Securities and Exchange Commission; provided, however, that no such modification shall be made if the effect would be to cause an Award that is intended to be a Qualified Performance-Based Award to no longer constitute a Qualified Performance-Based Award. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, Participating Company, or the applicable Affiliate, business division or other operational unit of, or the manner in which any of the foregoing conducts its business, or other events or circumstances render the Performance Goals to be unsuitable, the Committee may modify such Performance Goals or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable; provided, however, that no such modification shall be made if the effect would be to cause an Award that is intended to be a Qualified Performance-Based Award to no longer constitute a Qualified Performance-Based Award.

(f) **Section 409A.** Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 6(e) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (ii) any adjustments made pursuant to Section 6(e) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Section 6(e) to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto.

7. Eligibility and Participation

Awards may be granted under the Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to ISO Eligible Employees.

8. Options and Stock Appreciation Rights

(a) **Options.** An Option is a right to purchase a specified number of Shares at a specified price that continues for a stated period of time. Options granted under the Plan may be Incentive Stock Options or Nonqualified Options, and the Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

(b) **Stock Appreciation Rights.** A Stock Appreciation Right is a right to receive upon exercise of the Stock Appreciation Right an amount in cash, Shares or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price per Share subject to the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Shares or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

(c) **Exercise Price; Not Less Than Fair Market Value.** The exercise price per Share subject to an Option or Stock Appreciation Right shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a Share on the Grant Date, except as provided under Section 6(e) or with respect to Options or Stock Appreciation Rights that are granted in substitution of similar types of awards of a company acquired by the Company, Participating Company, or an Affiliate or with which the Company, Participating Company, or an Affiliate combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards.

(d) **Prohibition on Repricing; No Cash Buyouts.** Except as provided in Section 6(e) relating to adjustments due to certain corporate events, the exercise price of outstanding Options or Stock Appreciation Rights may not be amended to reduce the exercise price of such Options or Stock Appreciation Rights, nor may outstanding Options or Stock Appreciation Rights be canceled in exchange for (i) cash, (ii) Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original outstanding Options or Stock Appreciation Rights or (iii) other Awards, unless in each case such action is approved by the Company's Stockholders.

(e) **Prohibition on Reloads.** Options shall not be granted under the Plan in consideration for and shall not be conditioned on delivery of Shares to the Company in payment of the exercise price or any tax withholding obligation under any other stock option, stock appreciation right or other Award.

(f) **Term.** The Term of each Option and Stock Appreciation Right shall be fixed by the Committee and set forth in the applicable Award Agreement but shall not exceed ten (10) years from the Grant Date.

(g) **Vesting and Exercisability.** Except as otherwise provided herein, Options and Stock Appreciation Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee; provided, however, that Options or Stock Appreciation Rights may not be exercisable before the expiration of one year from the date the Option or Stock Appreciation Right is granted.

(h) **Termination of Service.** Except as provided in the applicable Award Agreement, a Participant's Options and Stock Appreciation Rights shall be forfeited upon his or her Termination of Service.

(i) **Method of Exercise and Payment.** Subject to the provisions of this Section 8 and the terms of the applicable Award Agreement, Options and Stock Appreciation Rights may be exercised, in whole or in part, by giving written (including electronic) notice of exercise specifying the number of Shares as to which such Options or Stock Appreciation Rights are being exercised and paying, or making arrangements satisfactory to the Company for the payment of, all applicable taxes pursuant to Section 16(d). In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the exercise price by (i) certified or bank check (ii) delivery of unrestricted Shares of the same class as the Shares subject to the Option already owned by the Participant (based on the Fair Market Value of the Shares on the date the Option is exercised), provided that the Shares have been held by the Participant for such period as may established by the Committee to comply with applicable law or (iii) such other method as the Committee shall permit in its sole discretion (including a broker-assisted cashless exercise or netting of Shares).

(j) **No Stockholder Rights.** Except as otherwise provided in the applicable Award Agreement, a Participant shall have no right to dividends or any other rights as a Stockholder with respect to Shares subject to an Option or Stock Appreciation Right until such Shares are issued to the Participant pursuant to the terms of the Award Agreement.

9. Restricted Stock

(a) **Nature of Awards and Certificates.** Shares of Restricted Stock are actual Shares that are issued to a Participant subject to forfeiture under certain circumstances and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(b) **Vesting.** The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock upon (A) the continued service of the Participant, (B) the attainment of Performance Goals or (C) the attainment of Performance Goals and the continued service of the Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the Participant, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including, without limitation, any applicable Performance Goals) need not be the same with respect to each Participant. Except with respect to the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, or the occurrence of a corporate transaction (including but not limited to, a Change of Control) or special circumstances determined by the Committee, an Award of Restricted Stock subject solely to the continued service of an employee and/or the attainment of Performance Goals shall vest over a period of not less than two years from the date of grant.

(c) **Restricted Shares Non-Transferrable.** Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

(d) **Rights of a Stockholder.** Except as otherwise provided in this Section 9 or in the applicable Award Agreement, the Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a Stockholder of the Company holding the class or series of Shares that is the subject of the Restricted Stock, including, if applicable, voting and dividend rights.

(e) **Dividends.** Except as otherwise provided in the applicable Award Agreement, cash dividends with respect to the Restricted Stock will be currently paid to the Participant and, subject to Section 16(e) of the Plan, dividends payable in Shares shall be paid in the form of Restricted Stock of the same class as the Shares with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock; provided, however, that no dividends shall be paid with respect to Restricted Stock that is designated as a Qualified Performance-Based Award unless and until the Committee has certified that the applicable Performance Goals for such award have been met. If any Shares of Restricted Stock are forfeited, the Participant shall have no right to future cash dividends with respect to such Restricted Stock, withheld stock dividends or earnings with respect to such Shares of Restricted Stock.

(f) **Delivery of Shares.** If and when any applicable Performance Goals are satisfied and/or the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock, unrestricted Shares shall be delivered to the Participant as soon as administratively practicable.

(g) **Termination of Service.** Except as otherwise provided in the applicable Award Agreement, a Participant's Shares of Restricted Stock shall be forfeited upon his or her Termination of Service.

10. Restricted Stock Units

(a) **Nature of Awards.** Restricted Stock Units represent a contractual obligation by the Company to deliver a number of Shares, an amount in cash or a combination of Shares and cash equal to the specified number of Shares subject to the Award, or the Fair Market Value thereof, in accordance with the terms and conditions set forth in the Plan and any applicable Award Agreement.

(b) **Vesting.** The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock Units upon (A) the continued service of the Participant, (B) the attainment of Performance Goals or (C) the attainment of Performance Goals and the continued service of the Participant. In the event that the Committee conditions the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the Participant, the Committee may, prior to or at the time of grant, designate the Restricted Stock Units as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including, without limitation, any applicable Performance Goals) need not be the same with respect to each recipient. Except with respect to the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, or the occurrence of a corporate transaction (including but not limited to, a Change of Control) or special circumstances determined by the Committee, an Award of Restricted Stock Units subject solely to the continued service of an employee and/or the attainment of Performance Goals shall vest over a period of not less than two years from the date of grant.

An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest or at a later time specified in the Award Agreement or in accordance with an election of the Participant, if the Committee so permits, that meets the requirements of Section 409A of the Code.

(c) **Dividend Equivalents.** The Committee may, in its discretion, provide for current or deferred payments of cash, Shares or other property corresponding to the dividends payable on the Shares (subject to Section 16(e) below), as set forth in an applicable Award Agreement; provided, however, that no such dividend equivalents shall be paid with respect to Restricted Stock Units that are designated as a Qualified Performance-Based Awards unless and until the Committee has certified that the applicable Performance Goals for such award have been met.

(d) **Termination of Service.** Except as otherwise provided in the applicable Award Agreement, a Participant's Restricted Stock Units shall be forfeited upon his or her Termination of Service.

(e) **Payment.** Except as otherwise provided in the applicable Award Agreement, Shares, cash or a combination of Shares and cash, as applicable, payable in settlement of Restricted Stock Units shall be delivered to the Participant as soon as administratively practicable after the date on which payment is due under the terms of an Award Agreement.

(f) **No Stockholder Rights.** Except as otherwise provided in the applicable Award Agreement, a Participant shall have no rights as a Stockholder with respect to Shares subject to Restricted Stock Units until such Shares are issued to the Participant pursuant to the terms of the Award Agreement.

11. Other Stock-Based Awards

(a) **Generally.** Other Stock-Based Awards may be granted under the Plan; provided, that any Other Stock-Based Awards that are Awards of Shares that are unrestricted shall only be granted in lieu of other compensation due and payable to the Participant.

(b) **Non-Employee Director Awards.** The amount and form of Awards granted to non-employee directors shall be fixed from time to time by resolution of the Committee. Except as otherwise provided in the applicable Award Agreement, such Other Stock-Based Awards shall be fully vested and nonforfeitable as of the Grant Date and subject to the Non-Executive Director Stock Ownership Policy.

12. Change in Control Provisions

The provisions of this Section 12 shall apply in the case of a Change in Control, unless otherwise provided in the applicable Award Agreement or any other provision of the Plan.

(a) **Awards Not Assumed, Etc. in Connection with Change of Control.** Upon the occurrence of a transaction that constitutes a Change in Control, if any Awards are not assumed, converted or otherwise equitably converted or substituted in a manner approved by the Committee, then such Awards shall vest immediately at 100 percent before the Change in Control.

(b) **Awards Assumed, Etc. in Connection with Change of Control.** Upon the occurrence of a transaction that constitutes a Change in Control, with respect to any Awards that are assumed, converted or otherwise equitably converted or substituted in a manner approved by the Committee, then, in the event of a Participant's Termination of Service during the twenty-four (24) month period following such Change in Control, (x) by the Company other than for Cause or unsatisfactory performance, or (y) by the Participant for Good Reason:

(i) each outstanding Award shall be deemed to satisfy any applicable Performance Goals at 100 percent as set forth in the applicable Award Agreement;

(ii) any Options and Stock Appreciation Rights outstanding which are not then exercisable and vested shall become fully exercisable and vested. Any such Option or Stock Appreciation Right held by the Participant as of the date of the Change in Control that remain outstanding as of the date of such Termination of Service may thereafter be exercised until the earlier of the third anniversary of such Change in Control and the last date on which such Option or Stock Appreciation Right would have been exercisable in the absence of this Section 12(b) (ii) (taking into account the applicable terms of any Award Agreement);

(iii) the restrictions and deferral limitations applicable to any Shares of Restricted Stock shall lapse and such Shares of Restricted Stock shall become free of all restrictions and become fully vested and transferable;

(iv) all Restricted Stock Units shall be considered to be earned and payable in full, and any deferral or other restriction shall lapse, and any Restriction Period shall terminate, and such Restricted Stock Units shall be settled in cash or Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the Shares) as promptly as is practicable; and

(v) subject to Section 14, the Committee may also make additional adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan's purposes.

(c) **409A Matters.** Notwithstanding the foregoing, if any Award to a Participant who is subject to U.S. income tax is considered a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, this Section 12 shall apply to such Award only to the extent that its application would not result in the imposition of any tax or interest or the inclusion of any amount in income under Section 409A of the Code.

(d) **Other.** In the event of a Change in Control, the Committee may in its discretion and upon at least ten (10) days' advance notice to the affected Participants, cancel any outstanding Awards and pay to the holders thereof, in cash or Shares, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other Stockholders of the Company as a result of the Change in Control.

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13. Qualified Performance-Based Awards; Section 16(b); Section 409A

(a) **Qualified Performance-Based Awards.**

(i) The provisions of the Plan are intended to ensure that all Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option or Stock Appreciation Right is expected to be deductible to the Company qualify for the Section 162(m) Exemption, that all such Awards shall therefore be considered Qualified Performance-Based Awards, and the Plan shall be interpreted and operated consistent with that intention. When granting any Award other than an Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (x) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award and (y) the Committee wishes such Award to qualify for the Section 162(m) Exemption, and the terms of any such Award (and of the grant thereof) shall be consistent with such designation (including, without limitation, that all such Awards be granted by a committee composed solely of "outside directors" (within the meaning of Section 162(m) of the Code)).

(ii) The Committee shall determine whether the applicable Performance Goals for a Qualified Performance-Based Award have been met with respect to a Participant for a Performance Period and, if they have been met, shall so certify and ascertain the amount of the applicable Qualified Performance-Based Award. No Qualified Performance-Based Awards will be paid or granted for a Performance Period until such certification is made by the Committee. The amount of such a Qualified Performance-Based Award designed to qualify for the Section 162(m) Exemption that is actually paid or granted to a Participant may be less than the amount determined by the applicable Performance Goal formula, at the discretion of the Committee, subject to the terms and conditions of the applicable Award Agreement, and shall be paid to the Participant at the time set forth in the applicable Award Agreement.

(iii) Performance Goals may be applied on a per share or absolute basis and relative to one or more peer group companies or indices, or any combination thereof, and may be measured pursuant to U.S. GAAP, non-GAAP or other objective standards in a manner consistent with the Company's established accounting policies, all as the Committee shall determine at the time the Performance Goals for a Performance Period are established. In addition, to the extent consistent with the requirements of the Section 162(m) Exemption, the Committee may provide at the time Performance Goals are established for Qualified Performance-Based Awards that the manner in which such Performance Goals are to be calculated or measured may take into account, or ignore, capital costs, interest, taxes, depreciation and amortization and other factors over which the Participant has no (or limited) control including, but not limited to, restructurings, discontinued operations, impairments, changes in foreign currency exchange rates, extraordinary items, certain identified expenses (including cash bonus expenses, incentive expenses and acquisition-related transaction and integration expenses), the consolidation of investment products, other unusual non-recurring items, industry margins, general economic conditions, interest rate movements and the cumulative effects of tax or accounting changes.

(iv) No delegate of the Committee shall exercise authority granted to the Committee to the extent that the exercise of such authority would cause an Award designated as a Qualified Performance-Based Award not to qualify, or to cease to qualify, for the Section 162(m) Exemption.

(b) **Section 16(b).**

(i) The provisions of the Plan are intended to ensure that transactions under the Plan are not subject to (or are exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act and shall be construed and interpreted in a manner so as to comply with such rules.

(ii) Notwithstanding any other provision of the Plan to the contrary, if for any reason the appointed Committee does not meet the requirements of Rule 16b-3 of the Exchange Act or Section 162(m) of the Code, such noncompliance with the requirements of Rule 16b-3 of the Exchange Act and Section 162(m) of the Code shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

(c) **Section 409A.** It is the intention of the Company that any Award to a Participant who is subject to U.S. income tax that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code shall comply in all respects with the requirements of Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder, and the terms of each such Award shall be interpreted, administered and deemed amended, if applicable, in a manner consistent with this intention. Notwithstanding the foregoing, neither the Company, a Participating Company, nor any of its Affiliates nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant, Beneficiary or other person with respect to any amounts paid or payable (whether in cash, Shares or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award to any Participant who is subject to U.S. income tax that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code:

(i) any payments (whether in cash, Shares or other property) to be made with respect to the Award upon the Participant's Termination of Service that would otherwise be paid within six months after the Participant's Termination of Service shall be accumulated (without interest, to the extent applicable) and paid on the first day of the seventh month following the Participant's Termination of Service if the Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the uniform policy adopted by the Committee with respect to all of the arrangements subject to Section 409A of the Code maintained by the Company, a Participating Company and any Affiliates); and

(ii) any payment to be made with respect to an Award of Restricted Stock Units shall be delivered no later than 60 days after the date on which payment is due under the Award or as otherwise permitted under Treasury Regulations section 1.409A-3(g) for any portion of the payment subject to a dispute.

14. Amendment and Discontinuance

(a) **Amendment and Discontinuance of the Plan.** The Board or the Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law or Applicable Exchange rule or to prevent adverse tax or accounting consequences to the Company or Participants. Notwithstanding the foregoing, no such amendment shall be made without the approval of the Company's Stockholders (i) to the extent such approval is required (A) by applicable law or Applicable Exchange rule as in effect as of the date hereof or (B) under applicable law or Applicable Exchange rule as may be required after the date hereof, (ii) to the extent such amendment would materially increase the benefits accruing to Participants under the Plan, (iii) to the extent such amendment would materially increase the number of securities which may be issued under the Plan or to a Participant or (iv) to the extent such amendment would materially expand the eligibility for participation in the Plan.

(b) **Amendment of Awards.** Subject to Section 8(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant's consent, except such an amendment made to cause the Plan or Award to comply with applicable law, Applicable Exchange rule or to prevent adverse tax or accounting consequences for the Participant or the Company, a Participating Company, or any Affiliates.

15. Unfunded Status of Plan

It is currently intended that the Plan constitute an "unfunded" plan. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

16. General Provisions

(a) **Conditions for Issuance.** The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates or book entry for such Shares may include any legend or appropriate notation that the Committee deems appropriate to reflect any restrictions on transfer, and the Committee may take such other steps as it deems necessary or desirable to restrict the transfer of Shares issuable under the Plan to comply with applicable law or Applicable Exchange rules. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver Shares under the Plan unless such issuance or delivery complies with all applicable laws, rules and regulations, including the requirements of any Applicable Exchange or similar entity and the Company has obtained any consent, approval or permit from any federal, state or foreign governmental authority that the Committee determines to be necessary or advisable.

(b) **Additional Compensation Arrangements.** Nothing contained in the Plan shall prevent the Company, Participating Company, or any Affiliate from adopting other or additional compensation arrangements for its employees.

(c) **No Contract of Employment.** Neither the Plan nor any Award Agreement shall constitute a contract of employment, and neither the adoption of the

Plan nor the granting of any Award shall confer upon any employee any right to continued employment. Neither the Plan nor any Award Agreement shall interfere in any way with the right of the Company, a Participating Company, or any Affiliate to terminate the employment of any employee at any time.

(d) **Required Taxes; No Tax Gross Ups.** No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to the minimum amount required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company, Participating Company, and any Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Shares. Regardless of any arrangements made by the Company, Participating Company, any Affiliate or the Committee with respect to the withholding or other payment of any federal, state, local or foreign taxes of any kind, the liability for all such taxes legally due from a Participant remains the responsibility of the Participant. By accepting an Award, a Participant consents to the methods of tax withholding established by the Committee or otherwise made or arranged by the Company.

(e) **Limitation on Dividend Reinvestment and Dividend Equivalents.** Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 6 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 16(e).

(f) **Rights of a Beneficiary.** Any amounts payable and any rights exercisable under an Award after a Participant's death shall be paid to and exercised by the Participant's Beneficiary, except to the extent prohibited by applicable law, Applicable Exchange rule or the terms of an applicable Award Agreement.

(g) **Affiliate Employees.** In the case of a forfeiture or cancellation of an Award to an employee of any Affiliate, all Shares underlying such Awards shall revert to the Company.

(h) **Governing Law and Interpretation.** The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Georgia, without reference to principles of conflict of laws. The captions of the Plan are not part of the provisions hereof and shall have no force or effect.

(i) **Non-Transferability.** Awards under the Plan cannot be sold, assigned, transferred, pledged or otherwise encumbered other than by will or the laws of descent and distribution, except as provided in Section 6(e).

(j) **Foreign Employees and Foreign Law Considerations.** The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are employed outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) tax, legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. Notwithstanding any other provision of the Plan, Awards to Participants who are employed and/or otherwise subject to the laws of a jurisdiction outside of the United States shall be subject to such terms and conditions as the Committee shall establish and set forth in an applicable Award Agreement, including any addendum thereto.

(k) **Use of English Language.** The Plan, each Award Agreement, and all other documents, notices and legal proceedings entered into, given or instituted pursuant to an Award shall be written in English, unless otherwise determined by the Committee. If a Participant receives an Award Agreement, a copy of the Plan or any other documents related to an Award translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version shall control.

(l) **Recovery of Amounts Paid.** All Awards granted under the Plan shall be subject to any policy established by the Committee under which the Company may recover from current and former Participants any amounts paid or Shares issued under an Award and any proceeds therefrom. The Committee may apply such policy to Awards granted before the policy is adopted to the extent required by applicable law or Applicable Exchange rule or as otherwise provided by such policy.

(m) **Notices.** A notice or other communication to the Committee shall be valid only if given in the form and to the location specified by the Committee.